PART II

INFORMATION TO BE INCLUDED IN REPORT

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2019

SCOPUS BIOPHARMA INC.

(Exact name of registrant as specified in its charter)

Delaware

(State of other jurisdiction of incorporation or organization)

82-1248020

(I.R.S. Employer Identification Number)

420 Lexington Avenue, Suite 300

New York, New York 10170

(Address of principal executive office)

(212) 479-2513

(Telephone number, including area code)

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CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

The statements contained in this annual report on Form 1-K that are not purely historical are forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this annual report may include, for example, statements about our:

•	limited operating history;
•	reliance on third parties for research;
•	results of operations;
•	ability to manage growth;
•	regulatory or operational risks;
•	success in retaining or recruiting, or changes required in, our officers, key employees or directors;
•	capital structure;
•	unpredictable events, such as the COVID-19 pandemic, and associated disruptions could seriously harm our future revenues and financial condition, delay our operations, increase our costs and expenses, and impact our ability to raise capital;
•	ability to obtain additional financing when and if needed; and
•	liquidity.

The forward-looking statements contained in this annual report are based on current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, including, but not limited to, the risks referenced in our offering circular dated February 4, 2020, as the same may be amended or supplemented from time to time, with respect to Series A Units, a copy of which may be accessed here (the “Offering Circular”), uncertainties (some of which are beyond our control), including, but not limited to, the duration and spread of the COVID-19 pandemic, or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

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our Business

We are a biotechnology company focused on developing novel therapeutics targeting the endocannabinoid system. This system is critical for maintaining overall human health by modulating key functions within the body, including those relating to the immune, metabolic and nervous systems.

The endocannabinoid system is comprised of chemical compounds, or cannabinoids, that interact with cannabinoid receptors which are located throughout the body. Endogenously-produced cannabinoids are known as endocannabinoids. Cannabinoids can also be derived from the cannabis plant or can be synthetically produced. The most well-known and researched plant-derived and synthetically-produced cannabinoids are CBD and THC.

We intend to pursue FDA approval, as well as other U.S. and non-U.S. regulatory approvals, for our proprietary drug candidates We believe that the rigorous safety and efficacy testing required to obtain FDA approval will distinguish our drugs from the proliferation of commoditized cannabinoid products in the marketplace. FDA approval will also allow us to legally market our drugs with claims of therapeutic benefit for specific diseases and indications which cannot be done with non-FDA approved products. Finally, obtaining approval will allow us to overcome the legal obstacles that exist under state and federal laws to the marketing, selling and transportation of cannabinoids and cannabinoid associated products. By pursuing this strategy, we hope to gain a competitive advantage over non-approved products and encourage healthcare providers to prescribe our drugs for the diseases and indications for which they are intended at higher prices when compared to non-approved products. To date, the FDA has approved one cannabis-derived product, specifically Epidiolex, and three cannabis-related drug products, specifically Marinol, Syndros and Cesamet. In April 2020, the US Drug Enforcement Administration (“DEA”) removed CBD contained in Epidiolex as a controlled substance under the Controlled Substances Act (“CSA”). We have not submitted any IND applications to the FDA or initiated any clinical trials. Our primary activities have been sponsoring pre-clinical research and development activities with world-renowned academic and medical research institutions for our drug candidates, none of which have been approved by the FDA at this time.

Our products will utilize synthetically-produced cannabinoids as opposed to plant-derived compounds. We believe this will enable us to have better quality control and consistency for our products and eliminate the inherent risks associated with plant production. We hope to also gain a competitive advantage in this regard.

Our Strategic Relationships

We are advancing four cannabinoid programs in collaboration with top researchers at world-renowned academic and medical research institutions that are leaders in cannabinoid and cannabis research.

Hebrew University Programs

We are working with leading researchers at Hebrew University on three projects, which seek to identify novel cannabinoid-based therapeutics for development. These projects are being conducted pursuant to the MOUs between us and Yissum Research Development Company of the Hebrew University, which we refer to as Yissum. Under these MOUs, we are responsible for funding the costs of prescribed research projects. This research is conducted under the auspices of a named researcher. We have the exclusive right to negotiate for licenses of the intellectual property resulting from this research, including any patents that are filed. To date, we have executed two licenses in connection with these MOUs.

Proprietary CBD-mediated, Opioid-sparing Anesthetics

In collaboration with Dr. Alexander Binshtok of Hebrew University, we are evaluating the CBD-mediated activation of nociceptive, transient receptor potential cation channels, or TRPV1 and TRPA1 channels, for painless pain-selective anesthesia. Dr. Binshtok is studying the effects of approved anesthetics in combination with CBD on sodium currents and action potential. The research will be carried out, under our company’s sponsorship and supervision, by Dr. Binshtok and his team at Hebrew University.

In a previous study, Dr. Binshtok discovered that the injection of capsaicin, a TRPV1 and TRPA1 channel activator, in combination with QX-314, a lidocaine derivative, in-vivo effectively silenced pain and itch. Building upon these prior results, our sponsored research program with Dr. Binshtok has demonstrated in-vivo “proof of concept” feasibility in mice that CBD, a TRPV1 and TRPA1 channel activator, can be used as an alternative to capsaicin in combination with chloroprocaine, an approved anesthetic, resulting in painless selective long-term pain relief without paralytic, autonomic or neurotoxic side effects.

We are currently working with Dr. Binshtok to optimize potential treatment regimens, as well as to conduct safety and efficacy studies. We believe that our proprietary combinations of CBD with approved anesthetics may be eligible for the FDA’s 505(b)(2) development pathway. This pathway was introduced to avoid duplication of studies already performed on drug compounds, in this case both CBD and the anesthetics, and would significantly reduce the future time and costs associated with clinical development. We plan to file an IND in 2021 to commence human clinical trials.

We believe our proprietary combinations of CBD with approved anesthetics would be applicable in multiple clinical settings including:

•	opioid-sparing post-operative pain management

•	nerve block anesthesia

•	epidural anesthesia during childbirth (i.e., pain relief while retaining the ability to “push”)

•	spinal anesthesia, particularly in patients susceptible to low blood pressure (e.g., the elderly)

•	dental anesthesia

•	inflammatory, cancer and neuropathic pain and itch

Each of these potential applications represents a significant market opportunity in the United States, as well as globally.

Additionally, we believe that opioid-sparing, pain-selective anesthetics may also reduce the need for the use of highly-addictive opioids in tandem with anesthetics or for general stand-alone pain management helping to address a growing opioid epidemic in the United States. According to the Center for Disease Control and Prevention, or CDC, there were nearly 30,000 overdose deaths related to opioids in 2017. The U.S. Federal Government budgeted approximately $4.6 billion for 2018 to combat the growing opioid epidemic. Given the growing health and economic impact of opioids, we believe an opioid-sparing anesthetic, such as those in our novel class of pain-selective anesthetics, would be well-received by the market and may be considered for an expedited review by the FDA.

Synthesis of Novel Cannabinoids

In collaboration with Dr. Dmitry Tsvelikhovsky of Hebrew University, we are pursuing two programs seeking to synthesize novel cannabinoids: cannabinoid-based dual-action compounds and novel chemical derivatives based upon the molecular structure of existing cannabinoids. Both of these programs are intended to provide us with a series of proprietary NCEs for evaluation as potential drug candidates.

Cannabinoid-based Dual-action Compounds

Our first program seeks to create new dual-action, cannabinoid-based hybrid NCEs which improve upon the efficacy, side effects or a combination of both compared to FDA-approved drugs and other promising drug candidates currently under development. Our initial strategy is to focus on indications that have been proven to be responsive to cannabinoids and cannabinoid therapeutics such as certain metabolic, autoimmune and inflammatory diseases. Once we have completed the synthesis portion of our program, we will contract with third-party CROs to perform in vitro receptor binding assays, which we anticipate commencing in 2020, to determine which indications these compounds may address. Based on the results of these receptor binding assays, we will decide which compounds to advance in vivo testing and which compounds would benefit from further chemical refinement. We are initially targeting the creation of approximately four new proprietary compounds as part of this program.

Novel Chemical Derivatives of Existing Cannabinoids

Our second program seeks to create novel derivatives of two cannabinoids, CBG (which is a precursor to CBD and THC) and THCV, which we intend to evaluate for their potential therapeutic benefits. We are initially targeting the creation of approximately four and ten new proprietary CBG and THCV compounds, respectively, as part of this program.

CBG is a non-psychoactive cannabinoid found in cannabis that is believed to boost anandamide, a naturally occurring endocannabinoid that increases dopamine levels and is responsible for regulating various bodily functions related to mood, sleep and appetite. In addition, CBG is also believed to be a possible inhibitor of the psychoactive effects of THC. CBG is believed to have potential benefits in the areas of pain relief, inflammatory bowel disease/colitis, anti-cancer and anti-bacterial activities, neurodegenerative diseases (e.g., Huntington’s disease), cachexia, depression, overactive bladder and various forms of epilepsy.

THCV is a psychoactive cannabinoid found in cannabis that shares a similar molecular structure to THC. Despite the structural similarities to THC, the psychoactive properties of THCV are more difficult to define. In low doses, THCV is believed to be an antagonist of the CB1 receptor. In high doses, however, THCV is believed to be an agonist of the CB1 receptor similar to THC. Unlike THC, which increases appetite, THCV has the opposite effect of suppressing appetite making it a popular research target for weight loss and diabetes drugs. Further, THCV is also believed to have anti-inflammatory, anti-anxiety and anti-seizure properties, as well as being effective at reducing tremors associated with central nervous system conditions such as amyotrophic lateral sclerosis, or ALS, Parkinson’s disease and Alzheimers.

That fact that CBG and THCV already demonstrate biological activity gives us reason to believe that their derivatives will also be biologically active. These derivatives may also demonstrate different biological activity than their respective parent compounds.

Once we complete the chemical design and synthesis of these derivative cannabinoid compounds, we intend to test them in in vitro receptor binding assays, which we plan on commencing in 2020, to determine the best potential indications for further development.

National Institutes of Health Program

We own an exclusive, worldwide license from the NIH to three patents covering a series of cannabinoid receptor mediating compounds developed by Dr. George Kunos, Scientific Director of the National Institute on Alcohol Abuse and Alcoholism of the NIH and leading researcher on endocannabinoids and the endocannabinoid system.

These novel dual-action cannabinoid receptor mediating compounds are proprietary NCEs that are CB1 receptor antagonists and inhibitors of inducible nitric oxide synthase, or iNOS. Over activation of CB1 and iNOS has been implicated in the pathophysiology of SSc, which includes fibrosis of the skin, lung, kidney, heart, and the gastrointestinal tract.

Our license enables us to use these cannabinoid receptor mediating compounds for the commercial development as a new therapeutic for the treatment of SSc and other skin fibrotic diseases.

Systemic Sclerosis

SSc is a chronic, systemic autoimmune disease characterized by activation of innate and adaptive immune systems, an obliterative, proliferative vasculopathy of small blood vessels, and fibrosis of the skin and multiple internal organs. Approximately 90,000 people in the United States and Europe have SSc. The disease affects mainly adults (80% of SSc patients are women) with mean age of onset about 46 years of age in the United States. Based on these patient population characteristics, SSc is classified as an orphan indication.

SSc can affect multiple internal organs in the body, including the lungs, heart, kidneys, joints, muscles, esophagus, stomach and intestines. Clinically apparent organ involvement that occurs in more than a third of these patients includes thickened skin, Raynaud’s phenomenon, esophageal symptoms, pulmonary fibrosis, restrictive lung disease, edematous skin, joint contractures, digital ulcers, and muscle weakness.

Less frequently occurring, yet life-threatening manifestations include pulmonary artery hypertension (about 1 in 5 patients), cardiac conduction blocks (about 1 in 10 patients), and renal crisis (about 1 in 50 patients). In the United States, SSc is the most-deadly of the systemic autoimmune diseases. The median disease duration for an individual who dies of SSc is 7.1 years from the onset of symptoms. About 85% of deaths caused by SSc are the result of pulmonary fibrosis, pulmonary artery hypertension, or cardiovascular disease, such as sudden death.

Currently, there are no FDA-approved therapies specifically for SSc, although therapies have been approved for the pulmonary artery hypertension associated with this disease. Immunosuppressants with significant toxicities are commonly used to treat SSc, however, as far as we know, there is a general absence of clinical data to support their use.

We believe there is general agreement in the SSc community that an effective anti-inflammatory and anti-fibrotic drug would address a significant unmet medical need in SSc, especially a drug that is orally administered, can be used chronically with other commonly prescribed medications for SSc, and is not immunosuppressive. We believe such a therapy would be positively received by the market.

MRI-1867

We are developing the cannabinoid receptor mediating compound, MRI-1867, for the treatment of SSc. MRI-1867 is a rationally designed, orally available, dual-action, hybrid, small molecule that is an inverse agonist of the endocannabinoid system/CB1 receptor, or CB1, as well as an inhibitor of the iNOS system. To date, MRI-1867 has demonstrated numerous positive characteristics in pre-clinical animal model testing.

Specifically, NIH researchers demonstrated that MRI-1867 has druggable pharmacodynamic and pharmacokinetic properties, an acceptable safety and stability profile using non-GLP in vitro and in vivo animal testing. Further, in vivo testing conducted by the NIH (published in peer review journals) has, in relevant animal models, demonstrated successfully that, compared to a placebo, MRI-1867 has both slowed the progression of fibrosis and attenuated pre-existing fibrosis in two organs (liver and lungs) with highly potent and selective antagonism of both CB1 and iNOS. Importantly, in vivo animal studies have also demonstrated that MRI-1867 did not cross the blood brain barrier, eliminating the potential for adverse CNS side effects which can be present with other cannabinoids that bind to receptors in the brain. MRI-1867 has also exhibited sufficient bioavailability with oral delivery and supported once daily dosing.

Cooperative Research and Development Agreement

We have entered into a CRADA with NIH. A CRADA, which is authorized under 15 U.S.C. §3710a, allows a federal laboratory to undertake joint research and development activities with a non-federal party. Under the CRADA, we are advancing the research undertaken to date in connection with the potential therapeutic benefits of using MRI-1867 as a treatment for SSc. The research being conducted under the CRADA is being carried out by Dr. Kunos and his team at NIH. Preliminary in vivo studies demonstrated a reduction in pre-existing fibrosis as compared to placebo in the treatment of bleomycin-induced skin fibrosis. Our company is funding Dr. Kunos’ research over a two-year period under a proprietary research plan. The cost to our company is approximately $240,000 for the two-year study.

Development Plan

Based on the published data for MRI-1867 in liver and lung fibrosis and the preliminary positive data in skin fibrosis generated under the CRADA, we intend to commence additional studies to support an IND submission to the FDA for MRI-1867. Prior to this submission, our company plans to file a pre-IND meeting request with FDA to confirm that the planned chemistry, manufacturing, and controls, or CMC, and non-clinical tasks will support the initiation of a Phase 1 clinical trial. By doing so, we may receive feedback from the FDA that will enable us to modify the development plan for MRI-1867 early on, expediting the overall development process and avoiding a waste of resources. Additionally, given the significant unmet clinical need and lack of an FDA-approved treatment for SSc, we also plan to submit an orphan drug designation request for MRI-1867 for the treatment of SSc. We plan to file an IND for MRI-1867 in 2021.

Commercialization

Given our stage of development, we have not yet established a commercial organization or distribution capabilities. We may build our own commercial infrastructure or utilize contract reimbursement specialists, sales people, medical education specialists, distribution or other collaboration arrangements and take other steps to establish the necessary commercial infrastructure at such time as we believe that one of our drug candidates is approaching marketing approval.

Competition

Our industry is characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. We face potential competition from many different sources, such as pharmaceutical companies, including generic drug companies, biotechnology companies, drug delivery companies and academic and research institutions. Many of our potential competitors have substantially greater financial, scientific, technical, intellectual property, regulatory and human resources than we do, and greater experience than we do commercializing products and developing drug candidates, including obtaining FDA and other regulatory approvals for drug candidates. Consequently, our competitors may develop products for indications we pursue that are more effective, better tolerated, more widely-prescribed or accepted, more useful and less costly, and they may also be more successful in manufacturing and marketing their products. We also face competition from third parties in recruiting and retaining qualified personnel, establishing clinical trial sites and enrolling patients for clinical trials and in identifying and acquiring or in-licensing new products and drug candidates.

Intellectual Property

The proprietary nature of, and protection for, our drug candidates and our discovery programs, processes and know-how are important to our business. We need to rely upon our licensors to obtain patent protection in the United States and internationally for our drug candidates and our discovery programs, and any other inventions to which we have rights under our license agreements, where available and when appropriate. To the extent we will be able to do so, our policy will be to work with our licensors to pursue, maintain our licensed patents and defend patent rights and to protect the technology, inventions and improvements that are commercially important to the development of our business. We will also rely on trade secrets that may be important to the development of our business.

Our commercial success will depend in part on obtaining and maintaining patent protection by collaborating with our licensors and trade secret protection of our current and future drug candidates and the methods used to develop and manufacture them, as well as successfully defending any patents against third-party challenges. Our ability to stop third parties from making, using, selling, offering to sell or importing our products depends on the extent to which we have rights under valid and enforceable patents or trade secrets that cover these activities. We cannot be sure that patents will be granted with respect to any of pending patent applications our licensors file or with respect to any patent applications our licensors file in the future, nor can we be sure that any existing patents or any patents that may be granted in the future upon which we rely will be commercially useful in protecting our drug candidates, discovery programs and processes.

Intellectual Property Licenses

Through our wholly-owned subsidiary, Vital Spark, Inc. or VSI, we own a license from the NIH, pursuant to which we have an exclusive, worldwide rights with respect to three patents related to cannabinoid receptor mediating compounds for use in connection with SSc. We are required under the license agreement to use reasonable commercial efforts to bring the licensed products and licensed processes to practical application, which includes adhering to an agreed upon commercial development plan and meeting certain performance benchmarks. Upon execution of the license agreement, we paid a license fee and reimbursed certain patent fees and expenses in an aggregate amount of approximately $120,000. In addition, we are required to pay to NIH minimum annual royalties, such minimum amount being $25,000 per year, which are credited against any earned royalties on product sales, such royalty rate being less than 5% of product sales. We are also obligated to pay royalties in connection with the achievement of certain prescribed milestones tied to clinical development and market approvals in prescribed countries. Such milestone payments total approximately $2,100,000 in the aggregate. We are responsible for funding the patent prosecution costs NIH incurs for the patents licensed to us. We have the right to surrender the license in any country for which we determine not to fund patent prosecution costs.

We have two license agreements with Yissum. The first is to the patent and associated research results relating to the CBD combinations with approved anesthetics resulting from our MOU with Dr. Binshtok. The second is to the research results relating to the synthesis of novel cannabinoid dual-action compounds and novel chemical derivatives of CBG and THCV resulting from our MOU with Dr. Tsevlikhovsky. Under the first license agreement and under the second license agreement, solely with respect to regulated products, we have agreed to pay milestone payments upon achievement of certain clinical development and product approval milestones. The first of these payments is due upon dosing of the first patient in the first in-human clinical trial. The second becomes due upon the dosing of the first patient in a pivotal PhaseIIb/ Phase III trial. The last three payments are tied to marketing approvals in the United States and in other countries. These milestone payments total approximately $1,225,000 in the aggregate for each license agreement. We will also pay percentage royalties tied to sales of any drug product that may arise in the future based upon the licensed patent. Such percentage royalty rate is less than 5% of product sales. This license is worldwide subject, however, to our funding patent prosecutions on a country by country basis. We have agreed, at a minimum, to fund patent prosecutions in the United States, Canada, Japan, China, India, the United Kingdom, Germany and France. In addition, under our second license agreement, as for non-regulated products, we have agreed to pay two milestone payments totaling $100,000, the first payment being due upon establishing the commercial optimization of any product we develop and the second upon developing a small-scale pilot manufacturing plant. The royalty rate for non-regulated products is 60% of the percentage royalty rate for regulated products.

Manufacturing

We do not own or operate, and currently have no plans to establish, any manufacturing facilities for final manufacture. We intend to rely, on third parties for the manufacture of our drug candidates for future pre-clinical and clinical testing, as well as for commercial manufacture of any products that we may commercialize.

For our future drug candidates, we aim to identify and qualify manufacturers and researchers to provide the application program interface, or API, and fill-and-finish services prior to submission of an NDA to the FDA. We expect to continue to fund the development of drug candidates that can be produced cost-effectively at contract manufacturing facilities.

Marketing

Given our stage of development, we have not yet established marketing capabilities. We may perform marketing functions ourselves or through third parties, or may take other steps to establish the necessary marketing infrastructure if any of our drug candidates are approved.

Government Regulation and Product Approval

Governmental authorities in the United States, at the federal, state and local level, and other countries extensively regulate, among other things, the research, development, testing, manufacture, labeling, packaging, promotion, storage, advertising, distribution, marketing and export and import of products such as those we are developing. Our drug candidates must be approved by the FDA through the NDA, process before they may be legally marketed in the United States and by the European Medical Associate, or EMA, through the Marketing Authorization Application, or MAA, process before they may be legally marketed in Europe. Our drug candidates will be subject to similar requirements in other countries prior to marketing in those countries. The process of obtaining regulatory approvals and the subsequent compliance with applicable federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources.

Regulation of Cannabis and Cannabinoids

DEA Regulation

Cannabis, cannabis extracts and some cannabinoids are regulated as “controlled substances” as defined in the CSA, which establishes registration, security, recordkeeping, reporting, storage, distribution and other requirements administered by the DEA. The DEA is concerned with the control of handlers of controlled substances, and with the equipment and raw materials used in their manufacture and packaging, in order to prevent loss and diversion into illicit channels of commerce.

The DEA regulates controlled substances as Schedule I, II, III, IV or V substances. Schedule I substances by definition have no established medicinal use, and may not be marketed or sold in the United States. A pharmaceutical product may be listed as Schedule II, III, IV or V, with Schedule II substances considered to present the highest risk of abuse and Schedule V substances the lowest relative risk of abuse among such substances. Cannabis, cannabis extracts and some cannabinoids are listed by the DEA as Schedule I controlled substances under the CSA, except that the DEA has de-scheduled CBD included in Epidiolex. The manufacture, shipment, storage, sale and use of such Schedule I controlled substances are subject to a high degree of regulation. Annual registration is required for any facility that manufactures, distributes, dispenses, imports or exports any controlled substance. The registration is specific to the particular location, activity and controlled substance schedule. For example, separate registrations are needed for import and manufacturing, and each registration will specify which schedules of controlled substances are authorized.

The DEA typically inspects a facility to review its security measures prior to issuing a registration. Security requirements vary by controlled substance schedule, with the most stringent requirements applying to Schedule I and Schedule II substances. Required security measures include background checks on employees and physical control of inventory through measures such as cages, surveillance cameras and inventory reconciliations. The registered entity must maintain records for the handling of all controlled substances, and must make periodic reports to the DEA. These include, for example, distribution reports for Schedule I and II controlled substances, Schedule III substances that are narcotics, and other designated substances. The registered entity must also report thefts or losses of any controlled substance, and obtain authorization to destroy any controlled substance. In addition, special authorization and notification requirements apply to imports and exports.

In addition, a DEA quota system controls and limits the availability and production of controlled substances in Schedule I or II. Distributions of any Schedule I or II controlled substance must also be accompanied by special order forms, with copies provided to the DEA. The DEA may adjust aggregate production quotas and individual production and procurement quotas from time to time during the year, although the DEA has substantial discretion in whether or not to make such adjustments. To meet its responsibilities, the DEA conducts periodic inspections of registered establishments that handle controlled substances. In the event of non-compliance, the DEA may seek civil penalties, refuse to renew necessary registrations, or initiate proceedings to revoke those registrations. In certain circumstances, violations could lead to criminal prosecution.

State Regulation

The states also maintain separate controlled substance laws and regulations, including licensing, recordkeeping, security, distribution, and dispensing requirements. State authorities, including Boards of Pharmacy, regulate use of controlled substances in each state. Failure to maintain compliance with applicable requirements, particularly as manifested in the loss or diversion of controlled substances, can result in enforcement action that could have a material adverse effect on our business, operations and financial condition.

The Single Convention on Narcotics Drugs 1961

Many countries, including the United States, are parties to the 1961 Single Convention on Narcotic Drugs, or the Single Convention, which is an international treaty that governs international trade and domestic control of narcotic substances, including cannabis and cannabis extracts. The Single Convention requires all parties to take measures to limit the production, manufacture, export, import, distribution of, trade in, and use and possession of cannabis exclusively to medical and scientific purposes. In particular, the Single Convention requires member countries to establish a government agency to oversee the cultivation of marijuana and establish a monopoly on the wholesale trade of marijuana, and it provides that this role must be filled by a single government agency if the member country’s constitution so permits.

National Institute on Drug Abuse

Pursuant to the Single Convention, National Institute on Drug Abuse, or NIDA, oversees the cultivation of research-grade cannabis for medicinal research on behalf of the United States Government. NIDA has historically fulfilled this obligation through a contract that it administers with University of Mississippi, or UM. UM has been the sole NIDA contractor to grow cannabis for research purposes since 1968. The contract is open for competitive bidding at periodic intervals. Since 1999, the term of the contract has been five years. UM engaged in a competitive bidding process for the next contract interval and was awarded the contract in 2015. Under the NIDA contract, UM grows, harvests, stores, ships and analyzes cannabis of different varieties, as NIDA requires. In August 2016 the DEA announced that it would consider granting registrations for the cultivation of cannabis for research and development purposes outside of the NIDA contract process. We are not aware of any entity that has received such a registration under this process.

UM has represented that it also grows cannabis for purposes of researching cannabis extracts, and has in the past grown cannabis, purified cannabis extracts, and distributed extracts for purposes of developing drug candidates, separate and apart from its contract with NIDA. UM has indicated that it conducted these activities pursuant to separate registrations from the DEA and that it plans to seek the necessary additional DEA registrations to conduct the contemplated activities in connection with our partnership, in compliance with applicable law and the United States’ obligations under the Single Convention. However, there is a risk that regulatory authorities may disagree and decline to authorize UM to engage in these activities.

United States Food and Drug Administration Regulation

NDA Approval Processes

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or the FDCA, and implementing regulations. Failure to comply with the applicable U.S. requirements at any time during the product development process or approval process, or after approval, may subject an applicant to administrative or judicial sanctions, any of which could have a material adverse effect on us. These sanctions could include:

•	refusal to approve pending applications;

•	withdrawal of an approval;

•	imposition of a clinical hold;

•	warning letters;

•	product seizures;

•	total or partial suspension of production or distribution; or

•	injunctions, fines, disgorgement, or civil or criminal penalties.

The process required by the FDA before a drug may be marketed in the United States generally involves the following:

•       completion of nonclinical laboratory tests, animal studies and formulation studies conducted according to Good Laboratory Practices, or GLPs, or other applicable regulations;

•       submission to the FDA of an Investigational New Drug application, or IND, which must become effective before human clinical trials may begin;

•       performance of adequate and well-controlled human clinical trials according to Good Clinical Practices, or GCPs, to establish the safety and efficacy of the proposed drug for its intended use;

•       submission to the FDA of an NDA;

•       satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with current Good Manufacturing Practices, or cGMPs, to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity; and

•       FDA review and approval of the NDA.

Once a pharmaceutical candidate is identified for development, it will enter the pre-clinical or nonclinical testing stage. Nonclinical tests include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies. An IND sponsor must submit the results of the nonclinical tests, together with manufacturing information and analytical data, to the FDA as part of the IND. Some nonclinical testing may continue even after the IND is submitted. In addition to including the results of the nonclinical studies, the IND will also include a protocol detailing, among other things, the objectives of the clinical trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated if the first phase lends itself to an efficacy determination. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, places the IND on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can begin. A clinical hold may occur at any time during the life of an IND, and may affect one or more specific studies or all studies conducted under the IND.

All clinical trials must be conducted under the supervision of one or more qualified investigators in accordance with GCPs. They must be conducted under protocols detailing the objectives of the trial, dosing procedures, research subject selection and exclusion criteria and the safety and effectiveness criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND, and progress reports detailing the status of the clinical trials must be submitted to the FDA annually. Sponsors also must timely report to FDA serious and unexpected adverse reactions, any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigation brochure, or any findings from other studies or animal or in vitro testing that suggest a significant risk in humans exposed to the drug. An institutional review board, or IRB, at each institution participating in the clinical trial must review and approve the protocol before a clinical trial commences at that institution and must also approve the information regarding the trial and the consent form that must be provided to each research subject or the subject’s legal representative, monitor the study until completed and otherwise comply with IRB regulations.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

•      Phase 1. The drug is initially introduced into healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution and elimination. In the case of some products for severe or life-threatening diseases, such as cancer, especially when the product may be inherently too toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients.

•      Phase 2. Clinical trials are performed on a limited patient population intended to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

•      Phase 3. Clinical trials are undertaken to further evaluate dosage, clinical efficacy and safety in an expanded patient population at geographically dispersed clinical study sites. These studies are intended to establish the overall risk-benefit ratio of the product and provide an adequate basis for product labeling.

Human clinical trials are inherently uncertain and Phase 1, Phase 2 and Phase 3 testing may not be successfully completed. The FDA or the sponsor may suspend a clinical trial at any time for a variety of reasons, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients.

During the development of a new drug, sponsors are given opportunities to meet with the FDA at certain points. These points may be prior to the submission of an IND, at the end of Phase 2 and before an NDA is submitted. Meetings at other times may be requested. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date and for the FDA to provide advice on the next phase of development. Sponsors typically use the meeting at the end of Phase 2 to discuss their Phase 2 clinical results and present their plans for the pivotal Phase 3 clinical trial that they believe will support the approval of the new drug. If a Phase 2 clinical trial is the subject of discussion at the end of Phase 2 meeting with the FDA, a sponsor may be able to request a Special Protocol Assessment, or SPA, the purpose of which is to reach agreement with the FDA on the Phase 3 clinical trial protocol design and analysis that will form the primary basis of an efficacy claim.

According to published guidance on the SPA process, a sponsor which meets the prerequisites may make a specific request for a SPA and provide information regarding the design and size of the proposed clinical trial. The FDA is supposed to evaluate the protocol within 45 days of the request to assess whether the proposed trial is adequate, and that evaluation may result in discussions and a request for additional information. A SPA request must be made before the proposed trial begins, and all open issues must be resolved before the trial begins. If a written agreement is reached, it will be documented and made part of the record. The agreement will be binding on the FDA and may not be changed by the sponsor or the FDA after the trial begins except with the written agreement of the sponsor and the FDA or if the FDA determines that a substantial scientific issue essential to determining the safety or efficacy of the drug was identified after the testing began.

Concurrent with clinical trials, sponsors usually complete additional animal safety studies and also develop additional information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing commercial quantities of the product in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the drug and the manufacturer must develop methods for testing the quality, purity and potency of the drug. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the drug candidate does not undergo unacceptable deterioration over its proposed shelf-life.

The results of product development, nonclinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests and other control mechanisms, proposed labeling and other relevant information are submitted to the FDA as part of an NDA requesting approval to market the product. The submission of an NDA is subject to the payment of user fees, but a waiver of such fees may be obtained under specified circumstances. The FDA reviews all NDAs submitted to ensure that they are sufficiently complete for substantive review before it accepts them for filing. It may request additional information rather than accept an NDA for filing. In this event, the NDA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing.

Once the submission is accepted for filing, the FDA begins an in-depth review. NDAs receive either standard or priority review. A drug representing a significant improvement in treatment, prevention or diagnosis of disease may receive priority review. The FDA may refuse to approve an NDA if the applicable regulatory criteria are not satisfied or may require additional clinical or other data. Even if such data are submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. The FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use and whether its manufacturing is cGMP-compliant. The FDA may refer the NDA to an advisory committee for review and recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. Before approving an NDA, the FDA will inspect the facility or facilities where the product is manufactured and tested.

Expedited Review and Approval

The FDA has various programs, including Fast Track, priority review, and accelerated approval, which are intended to expedite or simplify the process for reviewing drugs, and/or provide for the approval of a drug on the basis of a surrogate endpoint. Even if a drug qualifies for one or more of these programs, the FDA may later decide that the drug no longer meets the conditions for qualification or that the time period for FDA review or approval will be shortened. Generally, drugs that are eligible for these programs are those for serious or life-threatening conditions, those with the potential to address unmet medical needs and those that offer meaningful benefits over existing treatments. For example, Fast Track is a process designed to facilitate the development and expedite the review of drugs to treat serious or life-threatening diseases or conditions and fill unmet medical needs. Priority review is designed to give drugs that offer major advances in treatment or provide a treatment where no adequate therapy exists an initial review within six months as compared to a standard review time of ten months. Although Fast Track and priority review do not affect the standards for approval, the FDA will attempt to facilitate early and frequent meetings with a sponsor of a Fast Track designated drug and expedite review of the application for a drug designated for priority review. Accelerated approval, which is described in Subpart H of 21 CFR Part 314, provides for an earlier approval for a new drug that is intended to treat a serious or life-threatening disease or condition and that fills an unmet medical need based on a surrogate endpoint. A surrogate endpoint is a laboratory measurement or physical sign used as an indirect or substitute measurement representing a clinically meaningful outcome. As a condition of approval, the FDA may require that a sponsor of a drug candidate receiving accelerated approval perform post-marketing clinical trials.

In the recently enacted Food and Drug Administration Safety and Innovation Act, or FDASIA, Congress encouraged the FDA to utilize innovative and flexible approaches to the assessment of products under accelerated approval. The law requires the FDA to issue related draft guidance within a year after the law’s enactment and also promulgate confirming regulatory changes.

The Hatch-Waxman Act

In seeking approval for a drug through an NDA, applicants are required to list with the FDA each patent whose claims cover the applicant’s product. Upon approval of a drug, each of the patents listed in the application for the drug is then published in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book. Drugs listed in the Orange Book can, in turn, be cited by potential generic competitors in support of approval of an abbreviated new drug application, or ANDA. An ANDA provides for marketing of a drug product that has the same active ingredients in the same strengths and dosage form as the listed drug and has been shown through bioequivalence testing to be bioequivalent to the listed drug. Other than the requirement for bioequivalence testing, ANDA applicants are not required to conduct, or submit results of, pre-clinical or clinical tests to prove the safety or effectiveness of their drug product. Drugs approved in this way are considered to be therapeutically equivalent to the listed drug, are commonly referred to as “generic equivalents” to the listed drug, and can often be substituted by pharmacists under prescriptions written for the original listed drug in accordance with state law.

The ANDA applicant is required to certify to the FDA concerning any patents listed for the approved product in the FDA’s Orange Book. Specifically, the applicant must certify that: (i) the required patent information has not been filed; (ii) the listed patent has expired; (iii) the listed patent has not expired, but will expire on a particular date and approval is sought after patent expiration; or (iv) the listed patent is invalid or will not be infringed by the new product. The ANDA applicant may also elect to submit a section viii statement, certifying that its proposed ANDA labeling does not contain (or carves out) any language regarding the patented method-of-use, rather than certify to a listed method-of-use patent.

If the applicant does not challenge the listed patents, the ANDA application will not be approved until all the listed patents claiming the referenced product have expired.

A certification that the new product will not infringe the already approved product’s listed patents, or that such patents are invalid, is called a Paragraph IV certification. If the ANDA applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA and patent holders once the ANDA has been accepted for filing by the FDA. The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the Paragraph IV certification. The filing of a patent infringement lawsuit within 45 days of the receipt of a Paragraph IV certification automatically prevents the FDA from approving the ANDA until the earlier of 30 months, expiration of the patent, settlement of the lawsuit, or a decision in the infringement case that is favorable to the ANDA applicant.

The ANDA application also will not be approved until any applicable non-patent exclusivity listed in the Orange Book for the referenced product has expired.

Upon NDA approval of a new chemical entity or NCE, which is a drug that contains no active moiety that has been approved by the FDA in any other NDA, that drug receives five years of marketing exclusivity during which time the FDA cannot receive any ANDA or 505(b)(2) application seeking approval of a drug that references a version of the NCE drug. Certain changes to a drug, such as the addition of a new indication to the package insert, are associated with a three-year period of exclusivity during which the FDA cannot approve an ANDA or 505(b)(2) application that includes the change.

An ANDA or 505(b)(2) application may be submitted one year before NCE exclusivity expires if a Paragraph IV certification is filed. If there is no listed patent in the Orange Book, there may not be a Paragraph IV certification and thus no ANDA or 505(b)(2) application may be filed before the expiration of the exclusivity period.

For a botanical drug, the FDA may determine that the active moiety is one or more of the principal components or the complex mixture as a whole. This determination would affect the utility of any five-year exclusivity as well as the ability of any potential generic competitor to demonstrate that it is the same drug as the original botanical drug.

Five-year and three-year exclusivities do not preclude FDA approval of a 505(b)(1) application for a duplicate version of the drug during the period of exclusivity, provided that the 505(b)(1) applicant conducts or obtains a right of reference to all of the pre-clinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

After NDA approval, owners of relevant drug patents may apply for up to a five-year patent extension. The allowable patent term extension is calculated as half of the drug’s testing phase — the time between IND submission and NDA submission — and all of the review phase — the time between NDA submission and approval up to a maximum of five years. The time can be shortened if the FDA determines that the applicant did not pursue approval with due diligence. The total patent term after the extension may not exceed 14 years.

For patents that might expire during the application phase, the patent owner may request an interim patent extension. An interim patent extension increases the patent term by one year and may be renewed up to four times. For each interim patent extension granted, the post-approval patent extension is reduced by one year. The director of the PTO must determine that approval of the drug covered by the patent for which a patent extension is being sought is likely. Interim patent extensions are not available for a drug for which an NDA has not been submitted.

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan drug designation to a drug intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States. Orphan product designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan product designation does not convey any advantage in or shorten the duration of regulatory review and approval process. In addition to the potential period of exclusivity, orphan designation makes a company eligible for grant funding of up to $500,000 per year for four years to defray costs of clinical trial expenses, tax credits for clinical research expenses and potential exemption from the FDA application user fee.

If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan drug exclusivity, which means the FDA may not approve any other applications to market the same drug for the same indication for seven years, except in limited circumstances, such as (i) the drug’s orphan designation is revoked; (ii) its marketing approval is withdrawn; (iii) the orphan exclusivity holder consents to the approval of another applicant’s product; (iv) the orphan exclusivity holder is unable to assure the availability of a sufficient quantity of drug; or (v) a showing of clinical superiority to the product with orphan exclusivity by a competitor product. If a drug designated as an orphan product receives marketing approval for an indication broader than what is designated, it may not be entitled to orphan drug exclusivity. We intend to apply for orphan drug designation for MRI-1867 for SSc and any other of our drug candidates that we develop for diseases or conditions that satisfy the requirements for orphan drug designation. There can be no assurance that we will receive orphan drug designation for MRI-1867 for SSc, or any other drug candidates that we may develop for the treatment of SSc or other orphan diseases.

Pediatric Exclusivity and Pediatric Use

Under the Best Pharmaceuticals for Children Act, or BPCA, certain drugs may obtain an additional six months of exclusivity, if the sponsor submits information requested in writing by the FDA, or a Written Request, relating to the use of the active moiety of the drug in children. The FDA may not issue a Written Request for studies on unapproved or approved indications or where it determines that information relating to the use of a drug in a pediatric population, or part of the pediatric population, may not produce health benefits in that population.

To receive the six-month pediatric market exclusivity, we would have to receive a Written Request from the FDA, conduct the requested studies in accordance with a written agreement with the FDA or, if there is no written agreement, in accordance with commonly accepted scientific principles, and submit reports of the studies. A Written Request may include studies for indications that are not currently in the labeling if the FDA determines that such information will benefit the public health. The FDA will accept the reports upon its determination that the studies were conducted in accordance with and are responsive to the original Written Request or commonly accepted scientific principles, as appropriate, and that the reports comply with the FDA’s filing requirements.

In addition, the Pediatric Research Equity Act, or PREA, requires all applications (or supplements to an application) submitted under section 505 of the FDCA (21 U.S.C. Section 355) for a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration to contain a pediatric assessment unless the applicant has obtained a waiver or deferral. It also authorizes the FDA to require holders of approved NDAs for marketed drugs to conduct pediatric studies under certain circumstances. In general, PREA applies only to those drugs developed for diseases and/or conditions that occur in both the adult and pediatric populations. Products intended for pediatric-specific indications will be subject to the requirements of PREA only if they are initially developed for a subset of the relevant pediatric population.

As part of the FDASIA, Congress reauthorized both BPCA and PREA, which were slated to expire on September 30, 2012, and made both laws permanent.

Post-approval Requirements

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further FDA review and approval. In addition, the FDA may require testing and surveillance programs to monitor the effect of approved products that have been commercialized, and the FDA has the power to prevent or limit further marketing of a product based on the results of these post-marketing programs.

Any drug products manufactured or distributed by us pursuant to FDA approvals are subject to continuing regulation by the FDA, including, among other things:

•	record-keeping requirements;

•	reporting of adverse experiences with the drug;

•	providing the FDA with updated safety and efficacy information;

•	drug sampling and distribution requirements;

•	notifying the FDA and gaining its approval of specified manufacturing or labeling changes; and

•	complying with FDA promotion and advertising requirements.

Drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and some state agencies for compliance with cGMP and other laws.

From time to time, legislation is drafted, introduced and passed in Congress that could significantly change the statutory provisions governing the approval, manufacturing and marketing of products regulated by the FDA. In addition, FDA regulations and guidance are often revised or reinterpreted by the agency in ways that may significantly affect our business and products. It is impossible to predict whether legislative changes will be enacted, or FDA regulations, guidance or interpretations changed or what the impact of such changes, if any, may be.

Regulation Outside of the United States

In addition to regulations in the United States, we will be subject to regulations of other countries governing clinical trials and commercial sales and distribution of our products. Whether or not we obtain FDA approval for a product, we must obtain approval by the comparable regulatory authorities of countries outside of the United States before we can commence clinical trials in such countries and approval of the regulators of such countries or economic areas, such as the European Union, before we may market products in those countries or areas. The approval process and requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from place to place, and the time may be longer or shorter than that required for FDA approval.

In the European Union, our future products may also be subject to extensive regulatory requirements. Similar to the United States, the marketing of medicinal products is subject to the granting of marketing authorizations by regulatory agencies. Also, as in the United States, the various phases of pre-clinical and clinical research in the European Union are subject to significant regulatory controls.

Medicinal products require a marketing authorization before they may be placed on the market in the European Economic Area, or EEA, comprising the member states of the European Union as well as Iceland, Liechtenstein and Norway. There are various application procedures available, depending on the type of product involved. The centralized procedure gives rise to marketing authorizations that are valid throughout the EEA. Applicants file marketing authorization applications with the European Medicines Agency, or EMA, where they are reviewed by a relevant scientific committee, in most cases the Committee for Medicinal Products for Human Use, or CHMP. The EMA forwards CHMP opinions to the European Commission, which uses them as the basis for deciding whether to grant a marketing authorization. The centralized procedure is compulsory for medicinal products that (1) are derived from specified biotechnology processes, (2) contain a new active substance (not yet approved on November 20, 2005) indicated for the treatment of certain diseases, such as HIV/AIDS, cancer, diabetes, neurodegenerative disorders, viral diseases or autoimmune diseases and other immune dysfunctions, (3) are orphan medicinal products or (4) are advanced therapy medicinal products (such as gene therapy, somatic cell therapy and tissue engineered products). For medicines that do not fall within these categories, an applicant may voluntarily submit an application for a centralized marketing authorization to the EMA, as long as the CHMP agrees that (i) the medicine concerned contains a new active substance (not yet approved on November 20, 2005), (ii) the medicine is a significant therapeutic, scientific, or technical innovation, or (iii) if its authorization under the centralized procedure would be in the interest of public health.

For those medicinal products for which the centralized procedure is not available, the applicant must submit marketing authorization applications to the national medicines regulators through one of three procedures: (1) a national procedure, which results in a marketing authorization in a single EEA member state; (2) the decentralized procedure, in which applications are submitted simultaneously in two or more EEA member states; and (3) the mutual recognition procedure, which must be used if the product has already been authorized in at least one other EEA member state, and in which the EEA member states are required to grant an authorization recognizing the existing authorization in the other EEA member state, unless they identify a serious risk to public health.

Marketing authorization applications must usually include the results of clinical trials. Clinical trials of medicinal products in the EEA must be conducted in accordance with EEA and national regulations and the International Conference on Harmonization guidelines on GCP. Prior to commencing a clinical trial in a particular EEA member state, the sponsor must obtain a clinical trial authorization from the competent authority and a positive opinion from an independent ethics committee.

In the EEA, companies developing a new medicinal product must agree a Pediatric Investigation Plan (PIP) with the EMA and must conduct pediatric clinical trials in accordance with that PIP, unless a waiver applies, e.g., because the relevant disease or condition occurs only in adults. The marketing authorization application for the product must include the results of pediatric clinical trials conducted in accordance with the PIP, unless a waiver applies, or a deferral has been granted, in which case the pediatric clinical trials must be completed at a later date.

Reimbursement

Sales of any product we successfully develop will depend, in part, on the extent to which the costs of our products will be covered by third-party payors, such as government health programs, commercial insurance and managed healthcare organizations. These third-party payors are increasingly challenging the prices charged for medical products and services. Additionally, the containment of healthcare costs has become a priority of federal and state governments and the prices of drugs have been a focus in this effort. The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results. If these third-party payors do not consider our products to be cost-effective compared to other therapies, they may not cover our products after approved as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow us to sell our products on a profitable basis.

The Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or the MMA, imposed new requirements for the distribution and pricing of prescription drugs for Medicare beneficiaries. Under Part D, Medicare beneficiaries may enroll in prescription drug plans offered by private entities which will provide coverage of outpatient prescription drugs. Part D plans include both stand-alone prescription drug benefit plans and prescription drug coverage as a supplement to Medicare Advantage plans. Unlike Medicare Part A and B, Part D coverage is not standardized. Part D prescription drug plan sponsors are not required to pay for all covered Part D drugs, and each drug plan can develop its own drug formulary that identifies which drugs it will cover and at what tier or level. However, Part D prescription drug formularies must include drugs within each therapeutic category and class of covered Part D drugs, though not necessarily all the drugs in each category or class. Any formulary used by a Part D prescription drug plan must be developed and reviewed by a pharmacy and therapeutic committee. Government payment for some of the costs of prescription drugs may increase demand for our products for which we receive marketing approval. However, any negotiated prices for our products covered by a Part D prescription drug plan will likely be lower than the prices we might otherwise obtain. Moreover, while the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own payment rates. Any reduction in payment that results from the MMA may result in a similar reduction in payments from non-governmental payors.

The American Recovery and Reinvestment Act of 2009 provides funding for the federal government to compare the effectiveness of different treatments for the same illness. A plan for the research will be developed by the Department of Health and Human Services, the Agency for Healthcare Research and Quality and the National Institutes for Health, and periodic reports on the status of the research and related expenditures will be made to Congress. Although the results of the comparative effectiveness studies are not intended to mandate coverage policies for public or private payors, it is not clear what effect, if any, the research will have on the sales of any product, if any such product or the condition that it is intended to treat is the subject of a study. It is also possible that comparative effectiveness research demonstrating benefits in a competitor’s product could adversely affect the sales of our drug candidates. If third-party payors do not consider our products to be cost-effective compared to other available therapies, they may not cover our products as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow us to sell our products on a profitable basis.

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act of 2010, collectively referred to as the ACA, enacted in March 2010, is expected to have a significant impact on the health care industry. ACA is expected to expand coverage for the uninsured while at the same time containing overall healthcare costs. With regard to pharmaceutical products, among other things, ACA is expected to expand and increase industry rebates for drugs covered under Medicaid programs and make changes to the coverage requirements under the Medicare Part D program. We cannot predict the impact of ACA on pharmaceutical companies, as many of the ACA reforms require the promulgation of detailed regulations implementing the statutory provisions which has not yet occurred. In addition, some members of the U.S. Congress have been seeking to overturn at least portions of the legislation and we expect they will continue to review and assess this legislation and alternative health care reform proposals. Any legal challenges to ACA, as well as Congressional efforts to repeal ACA, add to the uncertainty of the legislative changes enacted as part of ACA.

In addition, in some non-U.S. jurisdictions, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products. Historically, products launched in the European Union do not follow price structures of the United States and generally tend to be significantly lower.

Employees

We currently have one direct employee, who is our President and Chief Financial Officer, and obtain the services of our additional executive officers, including our Co-Chairman and Chief Executive Officer, Co-Chairman and Vice Chairman, pursuant to management services agreements.

We have a management services agreement with Clil Medical, Ltd., a med-tech management consulting company affiliated with our Co-Chairman and Chief Executive Officer, or Clil, pursuant to which Clil provides the services of Dr. Morris Laster as our Co-Chairman and Chief Executive Officer. Under this agreement, we pay a monthly management services fee to Clil and we reimburse reasonable and properly documented out-of-pocket expenses. This agreement went into effect on September 1, 2017 with a monthly management services fee of $10,000 per month. Effective as of January 1, 2019, this agreement was amended to increase the monthly management services fee to $25,000 per month.

We also have a management services agreement with HCFP/Portfolio Services LLC, or Portfolio Services, which is an affiliate of three of our directors, pursuant to which we obtain management, advisory, administrative and other services, including the services of our Co-Chairman and Vice Chairman. Under this agreement, as amended, we pay a monthly management services fee and a monthly fee for the provision of office space and facilities to the company to Portfolio Services and we reimburse reasonable and properly documented out-of-pocket expenses. This agreement went into effect on September 1, 2017 with a monthly management services fee of $10,000 per month. Effective as of July 1, 2018, this agreement was amended to add a $1,500 per month fee for the provision of office space and facilities to the company, which was subsequently increased to $3,000 effective May 1, 2019. Effective as of January 1, 2019, this agreement was subsequently amended to increase the monthly management services fee to $25,000 per month (exclusive of the $3,000 fee related to office space and facilities) and, effective July 1, 2019, this fee was increased to $40,000 per month.

Our executive officers are supported by additional personnel associated with the entities that provide services to the company pursuant to our management services agreements.

We refer to these two management services agreements as the “Clil MSA” and the “Portfolio Services MSA”, respectively. See “Management — Executive Compensation.”

We also utilize consultants in the ordinary course of business with expertise in various aspects of the drug development process. These consultants are an integral part of our drug development team.

Facilities

Our corporate headquarters is located at 420 Lexington Avenue, in New York, New York, where office space is made available to us pursuant to the Portfolio Services MSA. Office space is also made available to us in Tel Aviv and Jerusalem in Israel. We believe that our facilities are suitable and adequate for our current needs.

Legal Proceedings

We are not a party to any legal proceedings.

Management’s Discussion and Analysis
of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements and related notes appearing elsewhere in this annual report. Some of the information contained in this discussion and analysis or set forth elsewhere in this annual report, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements involving risks and uncertainties. Actual results and the timing of events could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis due to a number of factors, including those discussed elsewhere in this annual report and in the section entitled “Risk Factors” in the Offering Circular.

Management’s Discussion and Analysis of Financial Condition and Results of Operations.

We are a biotechnology company focused on developing novel therapeutics targeting the endocannabinoid system. This system is critical for maintaining overall human health by modulating key functions within the body, including those relating to the immune, metabolic and nervous systems.

The endocannabinoid system is comprised of chemical compounds, or cannabinoids, that interact with cannabinoid receptors which are located throughout the body. Endogenously-produced cannabinoids are known as endocannabinoids. Cannabinoids can also be derived from the cannabis plant or can be synthetically produced. The most well-known and researched plant-derived and synthetically-produced cannabinoids are CBD and THC.

We intend to pursue FDA approval, as well as other U.S. and non-U.S. regulatory approvals, for our proprietary drug candidates. We believe that the rigorous safety and efficacy testing required to obtain FDA approval will distinguish our drugs from the proliferation of commoditized cannabinoid products in the marketplace. FDA approval will also allow us to legally market our drugs with claims of therapeutic benefit for specific diseases and indications which cannot be done with non-FDA approved products. Finally, obtaining approval will allow us to overcome the legal obstacles that exist under state and federal laws to the marketing, selling and transportation of cannabinoids and cannabinoid associated products. By pursuing this strategy, we hope to gain a competitive advantage over non-approved products and encourage healthcare providers to prescribe our products for the diseases and indications for which our products are intended at higher prices when compared to non-approved products.

Our products will utilize synthetically produced cannabinoids as opposed to plant based compounds. We believe this will enable us to have better quality control and consistency for our products and eliminate the inherent risks associated with plant production. We hope to also gain a competitive advantage in this regard.

We have devoted substantially all of our resources to our development efforts relating to our drug candidates, including sponsoring research with world-renowned academic and medical research institutions, designing future pre-clinical studies, providing general and administrative support for these operations and securing and protecting our licensed intellectual property. We do not have any products approved for sale and have not generated any revenue from product sales. From inception (April 18, 2017) until December 31, 2019, we have funded our operations primarily through the private placement of common stock and warrants.

We have incurred net losses in each year since our inception. As of December 31, 2019, we had an accumulated deficit of $3,639,447. Substantially all of our net losses resulted from costs incurred in connection with our research and development programs and from general and administrative costs associated with our operations.

We expect to continue to incur significant expenses and increasing operating losses for at least the next several years. We anticipate that all our expenses will increase substantially as we:

•	continue our research and development efforts;

•	contract with third-party research organizations to management our pre-clinical and clinical trials for our drug candidates;

•	outsource the manufacturing of our drug candidates for pre-clinical testing and clinical trials;

•	seek to obtain regulatory approvals for our drug candidates;

•	maintain, expand and protect our intellectual property portfolio;

•	add operational, financial and management information systems and personnel to support our research and development and regulatory efforts; and

•	operate as a public company.

We do not expect to generate revenue from product sales unless and until we successfully complete development and obtain marketing approval for one or more of our drug candidates, which we expect will take a number of years and is subject to significant uncertainty. Accordingly, we will need to raise additional capital prior to the commercialization any of our current or future drug candidates. Until such time, if ever, as we can generate substantial revenue from product sales, we expect to finance our operating activities through a combination of the proceeds of the A Unit Offering, the convertible note offerings, additional equity offerings or debt financings, government or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements. However, we may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. Our failure to raise capital or enter into such other arrangements as and when needed would have a negative impact on our financial condition and our ability to develop our drug candidates.

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which we have prepared in accordance with generally accepted accounting principles in the United States of America, or U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenues and expenses during the reporting periods. We evaluate these estimates and judgments on an ongoing basis. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Our actual results may differ from these estimates under different assumptions or conditions.

Our significant accounting policies are more fully described in Note 2 to our consolidated financial statements appearing elsewhere in this annual report. We believe that the accounting policies are critical for fully understanding and evaluating our financial condition and results of operations.

Net Loss Per Share

Basic net loss per common share attributable to common shareholders is calculated by dividing net loss attributable to common shareholders by the weighted average number of common shares outstanding for the period. Since the company was in a loss position for all periods presented, basic net loss per share is the same as dilutive net loss per share as the inclusion of all potential dilutive common shares which consist of stock options and warrants, would be anti-dilutive.

JOBS Act

On April 5, 2012, the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, was enacted. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have irrevocably elected to avail ourselves of this exemption from new or revised accounting standards, and, therefore, will not be subject to the same new or revised accounting standards as public companies that are not emerging growth companies. As a result of this election, our financial statements may not be comparable to companies that are not emerging growth companies.

We are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, as an “emerging growth company,” we intend to rely on certain of these exemptions, including without limitation, (i) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (ii) complying with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an “emerging growth company” until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of an initial public offering; (iii) the date on which we have issued more than $1 billion in non-convertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

Financial Overview

Fiscal Year Ended December 31, 2019 Versus Fiscal Year Ended December 31, 2018

The following table summarizes our results of operation for the fiscal years ended December 31, 2019 and December 31, 2018:

	Year Ended December 31, 2019	Year Ended December 31, 2018
Operating Expenses:
General and Administrative	$2,226,837	$408,425
Research and Development	463,111	277,539
Loss from Operations	(2,689,949)	(685,964)
Net Loss	(2,689,949)	(685,964)

Our net losses were $2,689,949 and $685,964 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively. We anticipate our fiscal year net losses will increase as we continue to advance our research and drug development activities and incur additional general and administrative expenses to meet the needs of our business.

Revenue

We did not have any revenue during our fiscal year ended December 31, 2019 or for the period from April 18, 2017 (inception) through December 31, 2018. Our ability to generate product revenues in the future will depend almost entirely on our ability to successfully develop, obtain regulatory approval for and then successfully commercialize a drug candidate in the United States. In the event we choose to pursue a partnering arrangement to commercialize a drug candidate or other products outside the United States, we would expect to initiate additional research and development in the future.

Operating Expenses

General and Administrative Expenses

General and administrative expenses consist primarily of costs related to our Management Services Agreements, or MSAs. Other significant general and administrative expenses include, accounting and legal services, expenses associated with obtaining and maintaining patents and the expenses related to the issuance of stock options to certain of our advisory board members. For the fiscal years ended December 31, 2019 and December 31, 2018, we incurred $2,226,837 and $408,425 of general and administrative expenses, respectively. We attribute this growth in our general and administrative expenses primarily to a greater level of business activities being conducted in 2019 compared to 2018, including costs related to the hiring of additional personnel and increased fees for outside consultants, lawyers and accountants.

We expect that our general and administrative expenses will increase due to the further development of our drug candidates. We believe that these increases will likely include increased costs for director and officer liability insurance, costs related to the hiring of additional personnel and increased fees for outside consultants, lawyers and accountants. We also expect to incur increased costs to comply with corporate governance, internal controls and similar requirements applicable to public companies.

Research and Development and Expenses

Since our inception, we have focused our resources on our research and development activities. We recognize research and development expenses as they are incurred. Our research and development expenses consist of fees paid under our agreements with Hebrew University and the NIH, including the expenses associated with warrants issued in connection with the agreements with Hebrew University. For the fiscal years ended December 31, 2019 and December 31, 2018, we incurred $463,111 and $277,539 in research and development expenses, respectively. We plan to increase our research and development expenses for the foreseeable future as we continue the development of our drug candidates and other indications and to further advance the development of other potential drug candidates, subject to the availability of additional funding.

Liquidity and Capital Resources

We have incurred losses since our inception and, as of December 31, 2019, we had an accumulated deficit of $3,639,447. We anticipate that we will continue to incur losses for at least the next several years. We expect that our research and development and general and administrative expenses will continue to increase and, as a result, we will need additional capital to fund our operations, which we may seek to obtain through a combination of equity offerings or debt financings, government or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements. In May 2020, we commenced a private placement, in compliance with applicable securities laws, of convertible promissory notes (the “Amended Private Placement”) for expected gross proceeds of up to $1,000,000. We also intend to consummate our public offering of Series A Units under the Offering Circular (the “A Unit Offering”) after filing of this annual report on Form 1-K with the Securities and Exchange Commission. In connection with the Amended Private Placement, we are offering convertible promissory notes with an annual interest rate of 10% and scheduled maturity on the earlier of July 31, 2021 or a change of control of the Company. Prior to the maturity date, the holder may convert each $1.00 of initial principal amount of convertible notes purchased into Series X Warrants (“X Warrants”) at a conversion price of $0.50 per X Warrant. The X Warrants shall automatically become Series W Warrants (“W Warrants”) as described in the Offering Circular, upon the issuance of any W Warrants in the A Unit Offering. In addition, for each $1.00 of initial principal amount of convertible notes purchased, investors will receive one X Warrant. As part of the issuance of the convertible notes, investors who purchased X Warrants in our private placement commenced in December 2019 of up to 1,000,000 warrants for $0.50 per X Warrant (the “December 2019 Private Placement”), prior to the amendment and restatement of its terms into the Amended Private Placement, may elect to exchange two X Warrants for the purchase of $1.00 initial principal amount of convertible notes. Further, we issued convertible promissory notes with an aggregate principal amount of $436,230 and 436,230 X Warrants in a direct offering, on the same terms as the Amended Private Placement (the “Company Direct Offering”), for $187,500 in cash and the balance as consideration of legal services rendered. We also issued an additional 100,000 X Warrants issued in connection with such legal services.

Since April 18, 2017 (inception) through December 31, 2019, we have funded our operations principally with $3,569,362 in gross proceeds from the sale of common stock, warrants and units comprised of common stock and warrants and the exercise of a portion of such warrants. As of December 31, 2019, we had cash of $36,747 and have recorded deferred offering costs of $627,016 in connection with our A Unit Offering. From December 31, 2019 through the date of this annual report, we raised an additional $438,230 in gross proceeds from the sale of convertible promissory notes and warrants, in compliance with applicable securities laws.

Future Funding Requirements and Outlook

We have not generated any revenue. We do not know when, or if, we will generate any revenue from product sales. We do not expect to generate significant revenue from product sales unless and until we obtain regulatory approval of and commercialize any of our drug candidates. At the same time, we expect our expenses to increase in connection with our ongoing development activities, particularly as we continue to research, develop, and seek regulatory approval for, our drug candidates. We expect to incur additional costs associated with operating as a public company. In addition, subject to obtaining regulatory approval of any of our drug candidates, we expect to incur significant commercialization expenses for product sales, marketing, manufacturing and distribution. We anticipate that we will need substantial additional funding in connection with our continuing operations.

Based upon our current operating plan, we anticipate raising capital through private placements and/or public offerings in compliance with applicable securities laws to fund our operating expenses, including the A Unit Offering and the Amended Private Placement. Based on our current financial resources, our expected level of operating expenditures and the expected net proceeds of the A Unit Offering, the Amended Private Placement and other currently contemplated securities offerings, together with expected net proceeds from government, other third-party funding or combinations thereof, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements, we believe that we will be able to fund our projected operating requirements for at least the next 12 months. Thereafter, we will need to obtain additional financing to fund future clinical trials for our drug candidates. Because of the numerous risks and uncertainties associated with the development and commercialization of our drug candidates, we are unable to estimate the amounts of increased capital outlays and operating expenditures necessary to complete the development of our initial drug candidates.

Our future capital requirements will depend on many factors, including:

•       the progress, costs, results and timing of our drug candidates’ future pre-clinical studies and future clinical trials, and the clinical development of our drug candidates for other potential indications beyond their initial target indications;

•       the willingness of the FDA and the EMA to accept our future drug candidate clinical trials, as well as our other completed and planned clinical and pre-clinical studies and other work, as the basis for review and approval of our drug candidates;

•       the outcome, costs and timing of seeking and obtaining FDA, EMA and any other regulatory approvals;

•       the number and characteristics of drug candidates that we pursue, including our drug candidates in future pre-clinical development;

•       the ability of our drug candidates to progress through clinical development successfully;

•       our need to expand our research and development activities;

•       the costs associated with securing and establishing commercialization and manufacturing capabilities;

•       the costs of acquiring, licensing or investing in businesses, products, drug candidates and technologies;

•       our ability to maintain, expand and defend the scope of our licensed intellectual property portfolio, including the amount and timing of any payments we may be required to make, or that we may receive, in connection with the licensing, filing, prosecution, defense and enforcement of any patents or other intellectual property rights;

•       need and ability to hire additional management our and scientific and medical personnel;

•       the effect of competing technological and market developments;

•       our need to implement additional internal systems and infrastructure, including financial and reporting systems;

•       the duration and spread of the COVID-19 pandemic, and associated operational delays and disruptions and increased costs and expenses; and

•       the economic and other terms, timing and success of any collaboration, licensing or other arrangements into which we may enter in the future.

To the extent that we raise additional capital through the sale of equity or convertible debt and equity securities, the ownership interests of our common stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our common stockholders. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional funds through government or other third-party funding, marketing and distribution arrangements or other collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or drug candidates or to grant licenses on terms that may not be favorable to us.

We have considered the spread of the COVID-19 coronavirus outbreak, which the World Health Organization has declared a “Public Health Emergency of International Concern.” The COVID-19 outbreak is disrupting supply chains and affecting production and sales across a range of industries. The extent of the impact of COVID-19 on our operational and financial performance will depend on certain developments, including the duration and spread of the pandemic and its impact on our employees and vendors, and our ability to raise capital, all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact our financial condition or results of operations is uncertain.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements as defined under United States Securities and Exchange Commission (“SEC”) rules.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The FASB issued this update to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The guidance of ASU 2016-02 is effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within that reporting period, and for all other entities, the amendments arc effective for fiscal years beginning after December 15, 2020, and interim periods within that reporting period. The Company does not currently hold any leases and therefore its adoption of ASU 2016-02 is not expected to have a material impact on the consolidated financial statements.

In July 2017, the FASB issued ASU 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480) and Derivatives and Hedging (Topic 815): I. Accounting for Certain Financial Instruments with Down Round Features; II. Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception (“ASU 2017-11”). Part I of this update addresses the complexity of accounting for certain financial instruments with down round features. Down round features are features of certain equity-linked instruments (or embedded features) that result in the strike price being reduced on the basis of the pricing of future equity offerings. Current accounting guidance creates cost and complexity for entities that issue financial instruments (such as warrants and convertible instruments) with down round features that require fair value measurement of the entire instrument or conversion option. Part II of this update addresses the difficulty of navigating Topic 480, Distinguishing Liabilities from Equity, because of the existence of extensive pending content in the FASB Accounting Standards Codification. This pending content is the result of the indefinite deferral of accounting requirements about mandatorily redeemable financial instruments of certain nonpublic entities and certain mandatorily redeemable noncontrolling interests. The amendments in Part II of this update do not have an accounting effect. The amendments in Part I of this ASU are effective for public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. For all other entities, including EGCs, the amendments in Part I of this Update are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted. The company’s early adoption of ASU 2017-11 on January 1, 2019 did not have a material impact on the consolidated financial statements.

We, as an emerging growth company, have elected to take advantage of the benefits of the extended transition period provided for in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards, which allows us to defer adoption of certain accounting standards until those standards would otherwise apply to private companies unless otherwise noted.

We have reviewed other recent accounting pronouncements and concluded they are either not applicable to the business or no material effect is expected on the consolidated financial statements as a result of future adoption.

Controls and Procedures

We are not currently required to maintain an effective system of internal controls as defined by Section 404 of the Sarbanes-Oxley Act. We will be required to comply with the internal control requirements of the Sarbanes-Oxley Act for the fiscal year ending December 31, 2020. As of the date of this annual report, we have not completed an assessment, nor have our auditors tested our systems of internal controls.

Effect of Inflation and Changes in Prices

We do not believe that inflation and changes in prices will have a material effect on our operations.

MANAGEMENT

Executive Officers, Directors, Senior Advisors and Key Employee

The table below sets forth our executive officers, directors, senior advisors and key employee as of the date of this annual report.

Name	Age	Position
Morris C. Laster, M.D.	55	Co-Chairman, Chief Executive Officer and Director
Joshua R. Lamstein	50	Co-Chairman and Director
Robert J. Gibson, CFA	40	Vice Chairman, Secretary, Treasurer and Director
Ashish P. Sanghrajka	46	President and Chief Financial Officer
Aharon Schwartz, Ph.D.	76	Senior Advisor and Chairman of Scientific Advisory Board
Ira Scott Greenspan	61	Director and Senior Advisor
David S. Battleman, M.D.	52	Senior Advisor
David A. Buckel, CMA	57	Senior Advisor
David Weild IV	62	Senior Advisor
Neil M. Kaufman, Esq.	59	Senior Advisor
David Silberg	70	Senior Advisor

Morris C. Laster, M.D. has been Co-Chairman, Chief Executive Officer and a director since our inception. Dr. Laster is also Co-Managing Partner of the OurCrowd Medtech Fund, a medical venture fund affiliated with OurCrowd, an equity investment and crowdfunding platform. Since 2013, Dr. Laster has been the Medical Venture Partner of OurCrowd, where he has led investments of approximately $80 million in 23 early-stage healthcare companies. Dr. Laster has been a founder, founding senior officer, director and/or scientific advisor of numerous private and public biotechnology and other medical technology companies, including BioLineRx Ltd. (Nasdaq:BLRX); Keryx Biopharmaceuticals, Inc., a public company on Nasdaq, which in December 2018 completed a merger with Akebia Therapeutics, Inc. (Nasdaq:AKBA); Kitov Pharma Ltd. (Nasdaq:KTOV); and BiondVax Pharmaceuticals Ltd (Nasdaq:BVXY). Dr. Laster currently serves on the boards of directors of BrainQ Technologies, DreaMed Diabetes, Ltd., and HIL Applied Medical, all OurCrowd portfolio companies.

Dr. Laster received his B.S., magna cum laude, in Biology from the University at Albany, New York and his M.D. from Downstate Medical Center in Brooklyn, New York.

We believe that Dr. Laster is well-qualified to be on our board of directors due to his experience as a biotechnology executive, entrepreneur and investor, particularly his expertise in identifying and evaluating new technologies and managing and advising early-stage companies.

Joshua R. Lamstein has been Co-Chairman and a director since our inception. Since 2014, Mr. Lamstein has also been Vice Chairman of HCFP and Co-Chairman and Co-Managing Partner of HCFP/Capital Partners. He also serves as a Venture Partner of a seed-stage venture fund with approximately $100 million of assets under management. Mr. Lamstein has worked in venture capital and private equity for over 20 years, including as a Managing Director of GF Capital Private Equity Fund, a $240 million middle market private equity fund, and as a Partner of LMS Capital, a FTSE 250 London Stock Exchange-listed investment trust. Mr. Lamstein initiated the trust’s presence in San Francisco and Silicon Valley. He began his career in private equity at Apollo Management and prior thereto was an investment banker at Lehman Brothers. Mr. Lamstein has been a member of the board of directors of numerous private and public companies, including Canvs.ai, Feed.fm, Rocksbox, TrueAnthem and World Education, Inc. Mr. Lamstein is also a Senior Advisor to John Snow, Inc., a leading healthcare consulting firm.

Mr. Lamstein received his B.A., with honors, from Colgate University and his M.B.A. from the MIT Sloan School of Management.

We believe Mr. Lamstein is well-qualified to be on our board of directors due to his broad experience in private equity, venture capital, and investing in and managing early-stage ventures, his widespread relationships in the private equity and venture capital communities and his knowledge of public healthcare.

Robert J. Gibson, CFA has been Vice Chairman, Secretary and Treasurer and a director since our inception. Since May 2016, Mr. Gibson also has been an Executive Vice President of HCFP and Co-Chairman of HCFP/Capital Markets LLC, a middle-market investment bank. Until joining HCFP, Mr. Gibson was Senior Vice President, specializing in biotechnology and specialty pharmaceutical companies, at CRT Capital Group LLC, a middle market investment bank. Mr. Gibson rejoined CRT in 2014 after having been previously employed at such firm from 2003 to 2008, most recently as a Vice President in the Investment Banking Division. Mr. Gibson began his career in the Healthcare Investment Banking Group at Bear, Stearns & Co. Inc. From 2009 to 2014, Mr. Gibson was Senior Vice President, concentrating in healthcare, at Balance Point Capital Partners, L.P., a middle market private equity fund, which, together with a related fund, then had approximately $150 million of assets under management.

Mr. Gibson received his B.A., magna cum laude, from Amherst College and is a Chartered Financial Analyst.

We believe Mr. Gibson is well-qualified to be on our board of directors due to his extensive experience in both investment banking and private equity, including advising, raising capital and investing in biotechnology, specialty pharmaceutical and other healthcare companies.

Ashish P. Sanghrajka has been our President and Chief Financial Officer since August 2019. For more than 25 years prior to joining the company, Mr. Sanghrajka was an investment banker across multiple sectors, with a particular concentration in healthcare, biotechnology and pharmaceuticals. Most recently, Mr. Sanghrajka was Managing Director — Equity Capital Markets, at Mizuho Securities USA LLC, the U.S. capital markets affiliate of one of the world’s largest financial institutions. Prior to joining Mizuho in 2011, Mr. Sanghrajka was a Managing Director in the United States for Collins Stewart, a leading U.K.-based growth company investment bank, which was acquired by Canaccord Financial Inc. From 2002 to 2010, Mr. Sanghrajka was the Managing Partner of BIO-IB, a boutique healthcare investment bank specializing in licensing/partnering and mergers and acquisitions for publicly-traded small cap healthcare companies, as well as for emerging private healthcare companies. From 1994 to 2002, Mr. Sanghrajka was an investment banker specializing in healthcare and other growth sectors at ABN Amro Rothschild (including predecessors ING Barings and Furman Selz).

Mr. Sanghrajka previously served as a board member of various for-profit and non-profit organizations, including DG2L Technologies, a leading digital technology platform sold to a private equity-backed strategic buyer; UFO International, a digital distribution network in India and subsidiary of a publicly-traded company on the Bombay Stock Exchange (BSE:UFO); Aestus Therapeutics, Inc., a private biotechnology company; and the Lung Cancer Research Foundation.

Mr. Sanghrajka received his B.S. in Engineering and Applied Sciences from the University of Rochester and his Certificate in Finance from the University of Rochester Simon Business School.

Aharon Schwartz, Ph.D. has been the Chairman of our scientific advisory board and has also been a Senior Advisor to us since October 2018. Since 2004, Dr. Schwartz has been the Chairman of the Board of BioLineRx Ltd. (Nasdaq:BLRX), and a director of Foamix Pharmaceuticals Ltd. (Nasdaq:FOMX) and Protalix BioTherapeutics, Inc. (NYSE American:PLX), all publicly-traded biopharmaceutical/specialty pharmaceutical companies.

From 1975 to 2011, Dr. Schwartz served in various management positions at Teva Pharmaceutical Industries Limited (NYSE: TEVA), most recently as Vice President — Head of Teva Innovative Ventures. Dr. Schwartz’s prior positions at Teva included Vice President — Strategic Business Planning and New Ventures; Vice President — Global Products Division; Vice President — Copaxone Division; Vice President — Business Development; and Head of the Pharmaceuticals Division.

Dr. Schwartz received his B.Sc. in Chemistry and Physics from Hebrew University, his M.Sc. in Organic Chemistry from the Technion and his Ph.D. from the Weizmann Institute of Science. Dr. Schwartz also holds an additional Ph.D. in history and philosophy of science from Hebrew University.

Ira Scott Greenspan has been a Senior Advisor and director since our inception. Mr. Greenspan is Chairman and Chief Executive Officer of HCFP and Co-Chairman and Co-Managing Partner of HCFP/Capital Partners and other affiliates of HCFP. For more than 25 years, Mr. Greenspan has been a senior executive, partner and/or director of HCFP and its predecessors and related entities, including having served as Chairman and Co-Managing Partner of HCFP/Brenner Equity Partners, the indirect majority shareholder of HCFP/Brenner Securities LLC, a middle market investment bank originally founded by former senior executives and directors of Drexel Burnham Lambert. For more than five years prior to entering the financial services industry, Mr. Greenspan was a corporate and securities lawyer at leading New York law firms, including as a Partner of the New York predecessor of Blank Rome. He began his law career at the New York predecessor of Sidley Austin.

Mr. Greenspan has been Chairman and/or a member of the boards of directors of numerous private and public companies. During law school, Mr. Greenspan worked in the Division of Corporation Finance (New York Regional Office, Branch of Small Issues) of the Securities and Exchange Commission.

Mr. Greenspan received his B.A., with distinction, from Harpur College/Binghamton University, where he was elected to Phi Beta Kappa and Pi Sigma Alpha and was the recipient of the University Foundation Award recognizing him as one the top students in his graduating class. Mr. Greenspan received his J.D. from New York University School of Law, where he was on the Editorial Board of the Annual Survey of American Law, an honorary law journal.

We believe Mr. Greenspan is well-qualified to be on our board of directors due to his significant experience advising entrepreneurial growth companies as both a financial services executive and corporate and securities lawyer, his pioneering role in numerous innovative corporate finance products and strategies, his investment experience with early-stage companies, his experience as a director of numerous private and publicly-traded companies, and his extensive relationships in the financial community.

David S. Battleman, M.D. has been a Senior Advisor to us since November 2019. Since 2012, Dr. Battleman has served as the Founding Principal of TrueNorth Lifesciences, which provides strategic consulting and financial advisory services relating principally to drug development, acceleration, optimization and commercialization for early-stage life sciences companies. Dr. Battleman was previously a Senior Principal in the research and development and commercial strategy practice at IMS Health Holdings, Inc., a Fortune 500 company providing data and consulting services to the pharmaceutical industry. Prior to joining IMS Health, Dr. Battleman was a Consultant in the healthcare practice of Bain & Company, a leading management consulting firm, and a Director at Pfizer Inc. (NYSE:PFE), one of the world’s largest pharmaceutical companies with responsibility for value-based product strategies for various early-stage and established pharmaceutical products. Dr. Battleman was also an Assistant Professor at Weill Medical College of Cornell University. Dr. Battleman serves as a director of PAVmed Inc. (Nasdaq:PAVM), a medical technology company.

Dr. Battleman received his B.A. in Biology from The Johns Hopkins University, his M.D. from the Weill Medical College of Cornell University, his MSc. from the Harvard T.H. Chan School of Public Health and his M.B.A. from The Wharton School at the University of Pennsylvania.

David A. Buckel, CMA has been a Senior Advisor to us since November 2019. Since 2007, Mr. Buckel has served as President and Managing Director of BVI Venture Services, an outsourced provider of financial, accounting, management and other professional services to private and small public companies. Mr. Buckel serves as a director of SharpSpring, Inc. (Nasdaq:SHSP), a publicly-traded cloud-based marketing technology company, head of the audit committee and a member of the nominating and corporate governance committees. From 2003 to 2007, Mr. Buckel served as Chief Financial Officer of Internap Network Services Corporation (Nasdaq:INAP), a publicly-traded IT infrastructure services company. Mr. Buckel previously served as an officer, Chief Financial Officer and/or director of numerous additional private and Nasdaq-listed public companies.

Mr. Buckel received his B.S. in Accounting from Canisius College and his M.B.A. from the Syracuse University Martin J. Whitman School of Management. Mr. Buckel is a Certified Management Accountant.

David Weild IV has been a Senior Advisor to us since November 2019. For more than 15 years, Mr. Weild has been Chairman and Chief Executive Officer of Weild & Co. (including its predecessors), a boutique investment bank focused on emerging growth companies. From 2008 to 2013, Mr. Weild also served concurrently as Senior Advisor – Capital Markets for Grant Thornton, a global public accounting firm. From 2000 to 2003, Mr. Weild was Vice Chairman of Nasdaq and served as a member of Nasdaq’s Executive Committee. For more than 13 years prior to joining Nasdaq, Mr. Weild was an executive of Prudential Securities Inc., including Head of Corporate Finance, Head of the Global Equities Transaction Group and President of Prudentialsecurities.com. Mr. Weild serves as a director of PAVmed Inc. (Nasdaq:PAVM) and BioSig Technologies Inc. (Nasdaq:BSGM), both medical technology companies.

Mr. Weild is a recognized expert on capital formation and capital markets structure and co-authored a number of definitive white papers that were key catalysts for new legislation and regulatory reforms, including the JOBS Act.

Mr. Weild received his B.A. from Wesleyan University and M.B.A. from New York University Stern School of Business. Mr. Weild also studied at the Sorbonne, Ecoles des Hautes Etudes Commerciales (HEC Paris) and the Stockholm School of Economics.

Neil M. Kaufman, Esq. has been a Senior Advisor to us since July 2019. For more than 35 years, Mr. Kaufman has been a corporate and securities lawyer concentrating on emerging growth and middle market companies. Mr. Kaufman is the Managing Partner of Kaufman & Associates, LLC, a boutique New York law firm.

Mr. Kaufman counsels public and private companies, private equity and venture capital firms, institutional investors and investment banks in connection with mergers and acquisitions and public and private financings and has significant transactional experience with cannabinoid-related companies. Mr. Kaufman has advised clients in connection with over $800 million of domestic and cross-border transactions in this industry. Mr. Kaufman is a frequently invited speaker and panelist at leading industry conferences.

Mr. Kaufman is on the Board of Trustees and Chairman of the Audit Committee of Two Roads Shared Trust, a Series Trust comprised of 20 alternative mutual funds with approximately $2.9 billion under management. Mr. Kaufman is also on the Board of Trustees and Chairman of the Audit Committee of Altegris KKR Commitments Master Fund, a closed-end private equity mutual fund with approximately $400 million under management. Mr. Kaufman is the Chairman of the Long Island Chapter of Financial Executives International, a nationwide U.S. organization of chief financial officers and corporate controllers. Mr. Kaufman is also Chairman Emeritus and was previously the Chairman of the Long Island Capital Alliance, a not-for-profit organization devoted to assisting emerging growth companies in attracting capital.

Previously, Mr. Kaufman was a Partner and Head of the Corporate and Securities Department of two law firms in New York and Long Island. Mr. Kaufman began his career at Lord Day & Lord, then a leading New York law firm.

Mr. Kaufman received his B.A., with distinction, from Harpur College/Binghamton University and his J.D. from New York University School of Law, where he served on the staff of the Journal of International Law and Politics, an honorary law journal.

David Silberg has been a Senior Advisor to us since October 2018. Since 2000, Mr. Silberg has served as Managing Director of Mercator Research Ltd., a business, financial and strategic advisory firm. Until 2009, Mercator Research served as the representative in Israel for Mercator Capital, a cross-border private equity and investment banking firm. Mr. Silberg was responsible for developing Mercator’s principal and investment banking activities in Israel, including business development with Israel’s leading technology companies and venture capital firms. For more than 25 years prior to founding Mercator, Mr. Silberg held various positions in the Israeli Prime Minister’s office, reaching the rank of Head of Directorate, a position equivalent to Brigadier General. While at the Prime Minister’s office, he was, among other things, responsible for high level legal, diplomatic, financial and defense assignments and played an active role in the peace negotiations between various Israeli Prime Ministers and Arab heads of state, which culminated in the 1994 Middle East peace agreements. In 1994, Mr. Silberg was awarded a Distinction of Honor from the Israeli Prime Minister’s Office for outstanding and breakthrough achievements in the execution of his national assignments.

Mr. Silberg received an LL.B. degree from Tel-Aviv University Law School and an M.A., with honors, from the Haifa University. Mr. Silberg is also a graduate of the IDF National Defense College and of the Advanced Management Program of the INSEAD Business School in Fontainebleau, France.

Our Scientific Advisory Board

Set forth below is summary biographical information for the members of our scientific advisory board.

Joseph (Yossi) Tam, D.M.D., Ph.D. has served on our scientific advisory board since October 2018. Dr. Tam is director of Hebrew University’s Multidisciplinary Center on Cannabinoid Research, one of the world’s leading institutes for conducting and coordinating research about cannabinoids, endocannabinoids and medical cannabis. Dr. Tam is also head of the Obesity and Metabolism Laboratory at the Hebrew University’s Institute for Drug Research in the Faculty of Medicine, and serves as a senior lecturer in the Department of Pharmacology at the Hebrew University. Dr. Tam’s research projects over the past seventeen years has crossed subjects, disciplines and methodologies, yet the main research interests are focused on the different pathophysiological aspects of the endocannabinoid system. Dr. Tam received his Ph.D., D.M.D., M.Sc. and B.Med.Sc. from The Hebrew University of Jerusalem in Israel.

Robert Spiera, M.D. has served on our scientific advisory board since October 2017. Dr. Spiera is the Director of the Vasculitis and Scleroderma Program at the Hospital for Special Surgery and is a Professor of Clinical Medicine at Weill Cornell Medical College. He is the principal investigator in several clinical trials and observational studies focusing on Scleroderma, Vasculitis, and Polymyalgia Rheumatica. Dr. Spiera specializes in the treatment of various rheumatologic conditions including Scleroderma, Vasculitis, Systemic Lupus Erythematosus, Granulomatosis with Polyangiitis, Rheumatoid Arthritis, and many other conditions. He has authored over 100 publications relating to Scleroderma, Vasculitis, and other rheumatic diseases. Dr. Spiera received his MD from Yale University School of Medicine, completed his residency in internal medicine at NY Hospital and his fellowship in rheumatology at the Hospital for Special Surgery in New York.

Yair Levy, M.D. has served on our scientific advisory board since October 2017. Dr. Levy is the Head of the Department of Internal Medicine at Tel Aviv University — Sackler Faculty of Medicine. He has also served as the Head of the Department of Medicine at Meir Medical Center in Israel and in various positions at The Chaim Sheba Medical Center in Israel, most recently serving as the Deputy Head of the Department of Medicine. In addition, Dr. Levy has been a principal investigator for approximately 40 clinical trials in the area of rheumatologic diseases. Dr. Levy received his M.D. and B.Sc. from Technion Medical School in Haifa, Israel.

Tim Ahfeldt, Ph.D. has served on our Scientific Advisory Board since August 2019. Since September 2017, Dr. Ahfeldt has been an Assistant Professor in the Departments of Neuroscience and Neurology at the Icahn School of Medicine at Mount Sinai, where he is also a member of the Ronald M. Loeb Center for Alzheimer’s disease, Friedman Brain Institute, and Black Family Stem Cell Institute. For more than 10 years prior thereto, Dr. Ahfeldt was affiliated with Harvard University and Massachusetts General Hospital as a Visiting Scholar, Research Associate, and Teaching Fellow. Dr. Ahfeldt has served as a Consultant to Amgen Inc. (Nasdaq:AMGN) since 2018 and Q-State Biosciences, Inc., a Cambridge, Massachusetts private biotechnology company, since 2016.

Dr. Ahfeldt received his Bachelor’s degree from The Berlin School of Economics and his M.S. and Ph.D. in biochemistry and molecular biology from the University of Hamburg, Germany.

Composition of our Board of Directors

Our board of directors currently consists of four members.

In accordance with our certificate of incorporation, our board of directors is divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to the directors whose terms then expire will be elected to serve until the annual meeting that is three years following the election. Our directors are divided among the three classes as follows:

Class A: Robert J. Gibson and Ira Scott Greenspan;

Class B: Joshua R. Lamstein; and

Class C: Dr. Morris C. Laster.

Our directors hold office until their successors have been elected and qualified or until the earlier of their death, resignation or removal. There are no family relationships among any of our directors or executive officers.

Our certificate of incorporation provides that the authorized number of directors comprising our board of directors shall be fixed by a majority of the total number of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the classes as nearly equally as possible.

Committees of the Board of Directors

Our board of directors does not currently have an audit committee, a compensation committee or a nominating and governance committee. Our board of directors intends to establish an audit committee, a compensation committee, a nominating and corporate governance committee and an executive committee if and when required by any applicable trading market or at such earlier time as our board of directors may decide in its discretion. Each committee established will operate under a charter to be approved by our board of directors.

Code of Ethics and Business Conduct

We have not yet adopted a code of ethics and business conduct, which would apply to our employees, directors and officers, including our principal financial officer, principal accounting officer or controller, or persons performing similar functions. Our board of directors plans to adopt a code of ethics if and when required by any applicable trading market or at such earlier time as our board of directors may decide in its discretion.

Executive Compensation

Summary Compensation Table

The following table sets forth the compensation paid or accrued during the fiscal years ended December 31, 2019 and December 31, 2018 to our named executive officers.

Name and Principal Position	Year	Salary	Bonus	Awards	Compensation (1)	Total
Morris C. Laster, M.D.	2019	-	-	-	$300,000	$300,000
Co-Chairman and Chief Executive Officer	2018	-	-	-	$120,000	$120,000

Ashish P. Sanghrajka	2019	$125,000	$130,000	$397,204	-	$652,204
President and Chief Financial Officer	2018	-	-	-	-	-

Joshua R. Lamstein	2019	-	-	-	$195,000	$195,000
Co-Chairman	2018	-	-	-	$60,000	$60,000

Robert J. Gibson	2019	-	-	-	$195,000	$195,000
Vice Chairman	2018	-	-	-	$60,000	$60,000

(1)	See Narrative to Summary Compensation Table below.

Narrative to Summary Compensation Table

Employment Agreements, Arrangements or Plans

We have entered into an employment agreement with Ashish P. Sanghrajka, our President and Chief Financial Officer. Mr. Sanghrajka’s employment agreement provides for a base salary of $300,000 per year, a $60,000 signing bonus, eligibility for additional bonuses of up to 100% of his base salary, or more as determined by our board of directors, and the issuance of 10-year options to purchase 300,000 shares of our common stock at an exercise price of $3.00 per share vesting quarterly over a three-year period commencing with the first calendar quarter succeeding the grant of such options, subject to proration for any period less than a full calendar quarter; provided, that such options will vest fully upon a change in control. The employment agreement is for a term of one year and renews annually unless otherwise terminated. If Mr. Sanghrajka’s employment is terminated without cause or if he resigns for good reason, he will receive one year of severance and a prorated bonus for the period of his employment during the year in which termination occurs; provided, however, if Mr. Sanghrajka’s employment is terminated upon a change of control or if he terminates his employment for good reason within ninety days of a change of control, he will receive eighteen months of severance and the amount of the target bonus he could have received for the year of termination. In all cases when Mr. Sanghrajka’s employment terminates without cause or for good reason, he will receive payments towards his health insurance premiums under COBRA for one year unless he is otherwise eligible to obtain health insurance. The employment agreement also contains customary non-competition, non-solicitation and confidentiality covenants.

We obtain the services of our additional executive officers, including our Co-Chairman and Chief Executive Officer, Co-Chairman and Vice Chairman, pursuant to management services agreements.

The services of our Co-Chairman and Chief Executive Officer, Dr. Morris C. Laster, are provided pursuant to the Clil MSA. Under this agreement, we pay Clil a monthly management services fee for Dr. Laster’s services and we reimburse reasonable and properly documented out-of-pocket expenses. We paid management services fees to Clil in the amount of $120,000 and $300,000 in 2018 and 2019, respectively.

The services of our Co-Chairman, Joshua R. Lamstein and Vice Chairman, Robert J. Gibson, are provided pursuant to the Portfolio Services MSA. Under this agreement, we pay Portfolio Services a monthly management services fee for management, advisory and administrative services. We paid management services fees to Portfolio Services in the amount of $120,000 and $390,000 in 2018 and 2019, respectively.

See “Our Business — Employees” for a further discussion of the Clil MSA and Portfolio Services MSA.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth the outstanding equity awards for our named executive officers as of December 31, 2019:

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Ashish P. Sanghrajka	41,667	258,333	$3.00	July 31, 2029

We have no outstanding stock awards to any executive officer.

Director Compensation

We do not have any outside directors and, accordingly, have not paid any compensation to our directors for serving as directors.

2018 Equity Incentive Plan

On September 24, 2018, our board of directors and stockholders adopted our 2018 Equity Incentive Plan, or the stock plan. The stock plan is designed to enable us to offer our employees, officers, directors and consultants whose past, present and/or potential contributions to us have been, are or will be important to our success, an opportunity to acquire a proprietary interest in us. The various types of incentive awards that may be provided under the stock plan are intended to enable us to respond to changes in compensation practices, tax laws, accounting regulations and the size and diversity of our business. The stock plan, as amended, reserves 2,400,000 shares of common stock for issuance in accordance with the stock plan’s terms.

All of our officers, directors, employees and consultants, as well as those of our subsidiaries, are eligible to be granted awards under the stock plan. An incentive stock option may be granted under the stock plan only to a person who, at the time of the grant, is an employee of ours or our subsidiaries. All awards are subject to approval by the board of directors. As of the date of this annual report, 600,000 options have been granted under the stock plan.

Administration

The stock plan is administered by our board of directors. Subject to the provisions of the stock plan, the board of directors determines, among other things, the persons to whom from time to time awards may be granted, the specific type of awards to be granted, the number of shares subject to each award, share prices, any restrictions or limitations on the awards, and any vesting, exchange, deferral, surrender, cancellation, acceleration, termination, exercise or forfeiture provisions related to the awards.

Stock Subject to the Plan

Shares of stock subject to other awards that are forfeited or terminated will be available for future award grants under the stock plan. Shares of common stock that are surrendered by a holder or withheld by the company as full or partial payment in connection with any award under the Plan, as well as any shares of Common Stock surrendered by a Holder or withheld by the company or one of its Subsidiaries to satisfy the tax withholding obligations related to any award under the Plan, shall not be available for subsequent awards under the Plan.

Under the stock plan, on a change in the number of shares of common stock as a result of a dividend on shares of common stock payable in shares of common stock, common stock forward split or reverse split or other extraordinary or unusual event that results in a change in the shares of common stock as a whole, the terms of the outstanding award will be proportionately adjusted.

Eligibility

Awards may be granted under the stock plan to employees, officers, directors and consultants who are deemed to have rendered, or to be able to render, significant services to us and who are deemed to have contributed, or to have the potential to contribute, to our success.

Types of Awards

Options. The stock plan provides both for “incentive” stock options as defined in Section 422 of the Code and for options not qualifying as incentive options, both of which may be granted with any other stock based award under the stock plan. The board determines the exercise price per share of common stock purchasable under an incentive or non-qualified stock option, which may not be less than 100% of the fair market value on the day of the grant or, if greater, the par value of a share of common stock. However, the exercise price of an incentive stock option granted to a person possessing more than 10% of the total combined voting power of all classes of stock may not be less than 110% of the fair market value on the date of grant. The aggregate fair market value of all shares of common stock with respect to which incentive stock options are exercisable by a participant for the first time during any calendar year, measured at the date of the grant, may not exceed $100,000 or such other amount as may be subsequently specified under the Code or the regulations thereunder. An incentive stock option may only be granted within a ten-year period commencing on September 24, 2018 and may only be exercised within ten years from the date of the grant, or within five years in the case of an incentive stock option granted to a person who, at the time of the grant, owns common stock possessing more than 10% of the total combined voting power of all classes of our stock. Subject to any limitations or conditions the board may impose, stock options may be exercised, in whole or in part, at any time during the term of the stock option by giving written notice of exercise to us specifying the number of shares of common stock to be purchased. The notice must be accompanied by payment in full of the purchase price, either in cash or, if provided in the agreement, in our securities or in combination of the two.

Generally, stock options granted under the stock plan may not be transferred other than by will or by the laws of descent and distribution and all stock options are exercisable during the holder’s lifetime, or in the event of legal incapacity or incompetency, the holder’s guardian or legal representative. If the holder is an employee, no stock options granted under the stock plan may be exercised by the holder unless he or she is employed by us or a subsidiary of ours at the time of the exercise and has been so employed continuously from the time the stock options were granted. However, in the event the holder’s employment is terminated due to disability, the holder may still exercise his or her vested stock options for a period of 12 months or such other greater or lesser period as the board may determine, from the date of termination or until the expiration of the stated term of the stock option, whichever period is shorter. Similarly, should a holder die while employed by us or a subsidiary of ours, his or her legal representative or legatee under his or her will may exercise the decedent holder’s vested stock options for a period of 12 months from the date of his or her death, or such other greater or lesser period as the board may determine or until the expiration of the stated term of the stock option, whichever period is shorter. If the holder’s employment is terminated due to normal retirement, the holder may still exercise his or her vested stock options for a period of 12 months from the date of termination or until the expiration of the stated term of the stock option, whichever period is shorter. If the holder’s employment is terminated for any reason other than death, disability or normal retirement, the stock option will automatically terminate, except that if the holder’s employment is terminated without cause, then the portion of any stock option that is vested on the date of termination may be exercised for the lesser of three months after termination of employment, or such other greater or lesser period as the board may determine but not beyond the balance of the stock option’s term.

Stock Appreciation Rights. Under the stock plan, stock appreciation rights may be granted to participants who have been, or are being, granted stock options under the stock plan as a means of allowing the participants to exercise their stock options without the need to pay the exercise price in cash or without regard to the grant of options. A stock appreciation right entitles the holder to receive an amount equal tote excess of the fair market value of a share of common stock over the grant price of the award which cannot be less than the fair market value of a share at the time of grant.

Restricted Stock. Under the stock plan, shares of restricted stock may be awarded either alone or in addition to other awards granted under the stock plan. The board determines the persons to whom grants of restricted stock are made, the number of shares to be awarded, the price if any to be paid for the restricted stock by the person receiving the stock from us, the time or times within which awards of restricted stock may be subject to forfeiture, the vesting schedule and rights to acceleration thereof, and all other terms and conditions of the restricted stock awards.

Restricted stock awarded under the stock plan may not be sold, exchanged, assigned, transferred, pledged, encumbered or otherwise disposed of, other than to us, during the applicable restriction period. In order to enforce these restrictions, the stock plan provides that all shares of restricted stock awarded to the holder remain in our physical custody until the restrictions have terminated and all vesting requirements with respect to the restricted stock have been fulfilled. Except for the foregoing restrictions, the holder will, even during the restriction period, have all of the rights of a stockholder, including the right to receive and retain all regular cash dividends and other cash equivalent distributions as we may designate, pay or distribute on the restricted stock and the right to vote the shares.

Other Stock-Based Awards. Under the stock plan, other stock-based awards may be granted, subject to limitations under applicable law, that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, shares of common stock, as deemed consistent with the purposes of the stock plan. These other stock-based awards may be in the form of deferred stock awards and stock issued in lieu of bonuses. These other stock-based awards may include performance shares or options, whose award is tied to specific performance criteria. These other stock-based awards may be awarded either alone, in addition to, or in tandem with any other awards under the stock plan.

Other Limitations. The board may not modify or amend any outstanding option or stock appreciation right to reduce the exercise price of such option or stock appreciation right, as applicable, below the exercise price as of the date of grant of such option or stock appreciation right.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth information regarding the beneficial ownership of our shares of common stock as of the date of this annual report by:

•       each person known by us to be the beneficial owner of more than 5% of our outstanding shares;

•       each of our executive officers and directors; and

•       all of our executive officers and directors as a group.

As of the date of this annual report, there were 12,509,024 shares of our common stock issued and outstanding.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them. Additionally, except as otherwise indicated, beneficial ownership reflected in the table has been determined in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended.

	Amount
	and Nature
	of Beneficial
Name and Address of Beneficial Owner(1)	Ownership	Percent of Class
5% Stockholders
HCFP/Capital Partners 18B-1 LLC	1,350,000	10.8%
Directors and Executive Officers
Morris C. Laster, M.D	4,926,000	39.4%
Ira Scott Greenspan (2)	1,503,334	12.0%
Joshua R. Lamstein (3)	1,466,197	11.7%
Robert J. Gibson (4)	212,052	1.7%
Ashish P. Sanghrajka	66,667	*
All directors and executive officers as a group (5 individuals)(2)(3)(4)	6,824,250	54.3%

*     Less than 1%.

(1)   Unless otherwise indicated, the business address of each of the individuals is 420 Lexington Avenue, Suite 300, New York, New York 10170.

(2)   Includes shares held by HCFP/Capital Partners 18B-1 LLC, of which Mr. Greenspan is a member and co-manager, and HCP/Advest LLC, of which Mr. Greenspan is a member and sole manager. Accordingly, he is deemed to have shared voting and dispositive power and sole voting and dispositive power over the shares held by HCFP/Capital Partners 18B-1 LLC and HCP/Advest LLC, respectively. Mr. Greenspan disclaims beneficial ownership of shares held by these entities, except to the extent of his proportionate pecuniary interest therein.

(3)   Includes shares held by HCFP/Capital Partners 18B-1 LLC, of which Mr. Lamstein is a member and co-manager. Accordingly, he is deemed to have shared voting and dispositive power over the shares held by this entity. Mr. Lamstein disclaims beneficial ownership of shares held by this entity, except to the extent of his proportionate pecuniary interest therein. Also includes an aggregate of 3,000 shares held by Mr. Lamstein’s minor children.

(4)   Includes shares held by Dayber Snow LLC, of which Mr. Gibson is a member and co-manager. Accordingly, he is deemed to have shared voting and dispositive power over the shares held by this entity. Mr. Gibson disclaims beneficial ownership of shares held by this entity, except to the extent of his proportionate pecuniary interest therein. Also includes an aggregate of 2,000 shares held by Mr. Gibson’s minor children.

HCFP and its affiliates and Dr. Morris C. Laster may be deemed to be our “founders” and “promoters”, as such terms are defined under the federal securities laws.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Other than compensation arrangements, we describe below transactions and series of similar transactions, since our inception, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed the lesser of $120,000 or 1% of the average of our total assets at year-end for the last two completed fiscal years; and

•	any of our directors, executive officers, or holders of more than 5% of our capital stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

Our Co-Chairman and Chief Executive Officer provides services to us pursuant to the Clil MSA. Under this agreement, we pay a monthly management services fee to Clil and we reimburse reasonable and properly documented out-of-pocket expenses. The Clil MSA went into effect on September 1, 2017 with a monthly management services fee of $10,000 per month. Effective as of January 1, 2019, the Clil MSA was amended to increase the monthly management services fee to $25,000 per month.

We obtain management and administrative services, including the services of our Co-Chairman and Vice Chairman, pursuant to the Portfolio Services MSA. Under this agreement, we pay a monthly management services fee and a monthly fee for the provision of office space and facilities to the company to Portfolio Services and we reimburse reasonable and properly documented out-of-pocket expenses. The Portfolio Services MSA went into effect on September 1, 2017 with a monthly management services fee of $10,000 per month. Effective as of July 1, 2018, the Portfolio Services MSA was amended to add a $1,500 per month fee for the provision of office space and facilities to the company, which was subsequently increased to $3,000 per month effective May 1, 2019. Effective as of January 1, 2019, the Portfolio Services MSA was subsequently amended to increase the monthly management services fee to $25,000 per month (exclusive of the $3,000 fee related to office space and facilities) and, effective as of July 1, 2019, was increased to $40,000 per month.

HCFP LLC, an affiliate of three of our directors, has, from time to time, paid certain expenses on our behalf, which have been subsequently reimbursed by us.

HCFP/Strategy Advisors LLC, also an affiliate of three of our directors, has provided strategic and management consulting services to us, for which we have expensed and paid an aggregate of $200,000 to date in 2019.

In March 2019, we entered into an agreement with HCFP/Capital Markets LLC (“Capital Markets”), of which one of our directors is an officer and director, to serve as the placement agent in a private offering of our securities. Under the agreement, we have agreed to pay fees in the amount of $50,000 and placement agent fees and a non-accountable expense allowance equal to 8% and 2%, respectively, of the gross proceeds raised in such offering. Pursuant to such agreement, as of the date of this annual report, we have paid to HCFP/Capital Markets placement agent fees and expense allowance in the aggregate amount of $45,024.

In December 2019, we also entered into an agreement with Capital Markets to serve as the exclusive placement agent for the December 2019 Private Placement. HCFP/Direct Investments LLC (“Direct Investments”), an affiliate of three of our directors, purchased 224,000 X Warrants in the December 2019 Private Placement on the same terms as the non-affiliated investors. In April 2020, we amended and restated the terms of the December 2019 Private Placement into the Amendment Private Placement. We shall pay placement agent fees and a non-accountable expense allowance for such services in connection with the December 2019 Private Placement and the Amendment Private Placement, as the case may be. For the year ended December 31, 2019, the Company paid Capital Markets $18,500. As of December 31, 2019, the total amount due to Capital Markets was $6,500.

In January and February 2020, Direct Investments advanced a total of $47,430 to us. On February 26, 2020, the Company repaid such advances in full in an amount equal to $47,698, including $268 in interest.

On April 9, 2020, one of our directors invested $7,500 in the convertible promissory notes issued as part of the Company Direct Offering.

other information

On March 26, 2020, the SEC issued a temporary final rule providing companies temporary relief from filing requirements under Rule 257 of Regulation A of the Securities Act.

We have relied on the temporary final rule in connection with it taking longer than usual to finalize the audit of our financial statements for the period ending December 31, 2019, and prepare and file our annual report in light of the COVID-19 pandemic and resultant mandatory work-from-home requirements of our employee, consultants and auditors.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Scopus BioPharma Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Scopus BioPharma Inc. and Subsidiaries (the "Company") as of December 31, 2019 and 2018, the related consolidated statements of comprehensive loss, stockholders’ equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2019 and 2018, and the results of their consolidated operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s recurring losses from operations, recurring cash used in operating activities, accumulated deficit and absence of revenue generation raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also discussed in Note 1 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ CITRIN COOPERMAN & COMPANY, LLP

We have served as the Company's auditor since 2017.

New York, New York

May 15, 2020

SCOPUS BIOPHARMA INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	2019	2018
ASSETS

Current assets:
Cash	$36,747	$1,660
Value added tax receivable	562	27,859
Deferred offering costs	627,016	-
Prepaid expenses	103,697	103,119

Total current assets	768,023	132,638

Property and equipment, net	3,659	-

Total assets	$771,682	$132,638
LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Current liabilities:
Accounts payable and accrued expenses	$854,541	$113,956
Advance deposit on equity units	-	24,008

Total liabilities	854,541	137,964

COMMITMENTS AND CONTINGENCIES (NOTES 5 and 8)
Stockholders’ equity (deficit):
Preferred stock, $0.001 par value; 20,000,000 shares authorized; 0 shares issued and outstanding	-	-
Common stock, $0.001 par value; 50,000,000 shares authorized; 12,509,024 and 10,766,667 shares issued and outstanding, respectively	12,509	10,767
Additional paid-in capital	3,577,533	942,969
Accumulated deficit	(3,639,447)	(949,498)
Accumulated other comprehensive loss	(33,454)	(9,564)

Total stockholders’ deficit	(82,859)	(5,326)

Total liabilities and stockholders’ deficit	$771,682	$132,638

See accompanying notes to the consolidated financial statements.

SCOPUS BIOPHARMA INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	For the years ended December 31,
	2019	2018
Revenues	$-	$-

Operating expenses:
General and administrative	2,226,837	408,425
Research and development	463,111	277,539

Total operating expenses	2,689,949	685,964

Net loss	(2,689,949)	(685,964)

Comprehensive loss:
Foreign currency translation adjustment	(23,890)	(9,564)

Total comprehensive loss	$(2,713,839)	$(695,528)

Net loss per common share:
Basic and diluted	$(0.22)	$(0.06)

Weighted-average common shares outstanding:
Basic and diluted	12,021,650	10,570,933

See accompanying notes to the consolidated financial statements.

SCOPUS BIOPHARMA INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

					Accumulated	Total
			Additional		Other	Stockholders’
	Common Stock		Paid-in	Accumulated	Comprehensive	Equity
	Shares	Amount	Capital	Deficit	Loss	(Deficit)
Balance, December 31, 2017	10,361,518	$10,362	$354,760	$(263,534)	$-	$101,588

Issuance of common stock – net of
issuance costs of $10,442	138,482	138	127,902	-	-	128,040

Issuance of Units – net of
issuance costs of $9,070	266,667	267	390,663	-	-	390,930

Stock-based compensation expense	-	-	10,210	-	-	10,210

Warrant expense			59,434			59,434

Foreign currency translation adjustment	-	-	-	-	(9,564)	(9,564)

Net loss	-	-	-	(685,964)	-	(685,964)

Balance, December 31, 2018	10,766,667	$10,767	$942,969	$(949,498)	$(9,564)	$(5,326)

Issuance of Units and warrants – net of issuance costs of $236,705	883,502	884	1,562,919	-	-	1,563,803

Stock-based compensation expense	-	-	124,498	-	-	124,498

Warrant expense	-	-	89,151	-	-	89,151

Warrant exercise	858,855	859	857,996	-	-	858,855

Foreign currency translation adjustment	-	-	-	-	(23,890)	(23,890)

Net loss	-	-	-	(2,689,949)	-	(2,689,949)

Balance, December 31, 2019	12,509,024	$12,509	$3,577,533	$(3,639,447)	$(33,454)	$(82,859)

See accompanying notes to the consolidated financial statements.

SCOPUS BIOPHARMA INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2019	2018
Cash flows from operating activities:
Net loss	$(2,689,949)	$(685,964)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	664	-
Warrant expense	89,151	59,434
Stock-based compensation	124,498	10,210
Changes in operating assets and liabilities:
Value added tax receivable	28,929	(28,489)
Prepaid expenses	6,376	(105,450)
Accounts payable and accrued expenses	319,929	2,942

Net cash used in operating activities	(2,120,402)	(747,317)

Cash flows from investing activities:
Purchase of property and equipment	(4,251)	-

Cash flows from financing activities:
Gross proceeds from issuance of common stock	-	138,482
Issuance costs related to the issuance of common stock	-	(10,442)
Gross proceeds from issuance of Units and warrants	1,776,500	400,000
Issuance costs related to the issuance of Units and warrants	(236,705)	(9,070)
Proceeds from the exercise of warrants	858,855
Proceeds from subscription receivable	-	54,652
Deposit on equity units		24,008
Payment of deferred offering costs	(214,937)	-

Net cash provided by financing activities	2,183,713	597,630

Effect of changes in foreign currency exchange rates on cash	(23,973)	(6,871)

Net change in cash	35,087	(156,558)

Cash - beginning of year	1,660	158,218

Cash - end of year	$36,747	$1,660

Supplemental disclosures of cash flow information:
Non-cash financing activity:
Units issued on advance deposit	$24,008	$-
Deferred offering costs in accounts payable
and accrued expenses	$412,079	$-

See accompanying notes to the consolidated financial statements.

SCOPUS BIOPHARMA INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and Description of the Business

Nature of Operations

Scopus BioPharma Inc. (“Scopus”) was incorporated in the State of Delaware on April 18, 2017 under the name Project18 Inc. (“Project18”). On December 11, 2017, Project18 changed its name to Scopus BioPharma Inc. On June 1, 2017, Scopus acquired all the outstanding common stock of Vital Spark, Inc. (“VSI”) for a total purchase price of $15. VSI had not engaged in any business transactions prior to the acquisition date. On July 8, 2018, Scopus formed a wholly-owned subsidiary, Scopus BioPharma Israel Ltd. (“SBI”), and has funded operations to date through intercompany loans.

Scopus and its subsidiary, VSI, are headquartered in New York, and SBI is headquartered in Jerusalem, Israel. Scopus, VSI and SBI are collectively referred to as the “Company”. The Company is a biotechnology company focused on developing novel therapeutics targeting the endocannabinoid system.

Going Concern

The provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 205-40, Presentation of Financial Statements - Going Concern (ASC 205-40) requires management to assess an entity's ability to continue as a going concern within one year of the date the financial statements are issued. In each reporting period (including interim periods), an entity is required to assess conditions known and reasonably knowable as of the financial statement issuance date to determine whether it is probable an entity will not meet its financial obligations within one year from the financial statement issuance date. Substantial doubt about an entity's ability to continue as a going concern exists when conditions and events, considered in the aggregate, indicate it is probable the entity will be unable to meet its financial obligations as they become due within one year after the date the financial statements are issued.

The Company is an early-stage company and has not generated revenues to date. As such, the Company is subject to all of the risks associated with early stage companies. Since inception, the Company has incurred losses and negative cash flows from operating activities which have been funded from the issuance of common stock and equity units (see Note 6). The Company does not expect to generate positive cash flows from operating activities in the near future, if at all, until such time it completes the development of its drug candidates, including obtaining regulatory approvals, and anticipates incurring operating losses for the foreseeable future.

The Company incurred net losses of $2,689,949 and $685,964 for the years ended December 31, 2019 and 2018, respectively, and has an accumulated deficit of $3,639,447 as of December 31, 2019. The Company’s net cash used in operating activities was $2,120,402 for the year ended December 31, 2019.

The Company’s ability to fund its operations is dependent upon management's plans, which include raising capital through issuances of equity securities, securing research and development grants, generating sufficient revenues and controlling the Company’s expenses. A failure to raise sufficient capital, generate sufficient revenues, or control expenses, among other factors, will adversely impact the Company’s ability to meet its financial obligations as they become due and payable and to achieve its intended business objectives.

SCOPUS BIOPHARMA INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and Description of the Business (Continued)

Going Concern (Continued)

This evaluation is further impacted by the current spread of the COVID-19 coronavirus. While uncertain at this time, the extent of its impacts depends largely on the spread and duration of the outbreak, and may result in disruptions to capital raises, our employees, and vendors which could result in negative impacts to our operational and financial results.

Accordingly, management has concluded this raises substantial doubt of the Company's ability to continue as a going concern within one year after the date the consolidated financial statements are issued.

The Company’s consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and satisfaction of liabilities and commitments in the normal course of business. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities should the Company be unable to continue as a going concern.

2.	Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the United States Securities and Exchange Commission (“SEC”). All intercompany transactions and balances have been eliminated in consolidation.

Certain prior year amounts have been reclassified to conform to current year presentation. Certain amounts in the consolidated financial statements and accompanying notes may not add due to rounding. All percentages have been calculated using unrounded amounts.

Foreign Currency

The functional currency of Scopus and VSI is the US Dollar, and the functional currency of SBI is the Israeli New Shekel. All assets and liabilities of SBI are translated at the current exchange rate as of the end of the year and the related translation adjustments are recorded as a separate component of accumulated other comprehensive loss. Revenue and expenses are translated at average exchange rates in effect during the year. Foreign currency transaction gains and losses resulting from, or expected to result from, transactions denominated in a currency other than the functional currency are recognized in “General and administrative” expenses in the consolidated statements of comprehensive loss.

SCOPUS BIOPHARMA INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant estimates in these consolidated financial statements include those related to the fair value of common stock, warrants, stock-based compensation, the provision or benefit for income taxes and the corresponding valuation allowance on deferred tax assets. In addition, management’s assessment of the Company’s ability to continue as a going concern involves the estimation of the amount and timing of future cash inflows and outflows. On an ongoing basis, the Company evaluates its estimates, judgments, and methodologies. The Company bases its estimates on historical experience and on various other assumptions believed to be reasonable. Due to the inherent uncertainty involved in making estimates, actual results could differ materially from those estimates.

Cash

The Company maintains its cash at major financial institutions with high credit quality. At times, the balance of its cash deposits may exceed federally insured limits, and there is no insurance on cash deposits within Israel. The Company has not experienced and does not anticipate any losses on deposits with commercial banks and financial institutions which exceed federally insured limits.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation on property and equipment is calculated using the straight-line method over the estimated useful lives of the assets as follows:

Estimated Useful Life
Computer equipment	3 years

Depreciation expense charged to operations for the years ended December 31, 2019 and 2018 amounted to $664 and $0, respectively.

Revenues

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers (“ASC 606”), and its various amendments as of January 1, 2018. The core principle of ASC 606 is to recognize revenue when promised goods or services are transferred to customers in an amount equal to the consideration to which the entity expects to be entitled for those goods and services. ASC 606 defines a five-step process to achieve this core principle, and in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing U.S. GAAP. The guidance is effective for public business entities for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years, and for all other entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, although early adoption is permitted. As the Company has not generated any revenues from April 18, 2017 (inception) through December 31, 2019, the adoption did not have any impact on the Company’s financial position, results of operations and cash flows for the years ended December 31, 2019 or 2018.

SCOPUS BIOPHARMA INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies (Continued)

Research & Development Expenses

Research and development expenses are expensed as incurred and consist principally of internal and external costs which includes the cost of patent licenses, contract research services, laboratory supplies, as well as development and manufacture of preclinical compounds and consumables.

Offering Costs

The Company capitalizes certain legal, accounting, and other third-party fees directly associated with in-process equity financing as deferred offering costs. The deferred offering costs are recognized as an offset against the proceeds upon consummation of the offering. As of December 31, 2019, the Company recognized $627,016 of deferred offering costs related to the Company’s Proposed Public Offering (See Note 3). There were no deferred offering costs as of December 31, 2018.

Fair Value Measurements

Certain assets and liabilities are carried at fair value in accordance with U.S. GAAP. Fair value is defined as the price which would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants at the measurement date. A three-tier fair value hierarchy which prioritizes the inputs used in the valuation methodologies, are as follows:

Level 1	Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2	Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets which are not active, or other inputs observable or can be corroborated by observable market data.

Level 3	Valuations based on unobservable inputs reflecting the Company’s own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

At December 31, 2019 and 2018, the carrying amounts of the Company’s financial instruments, including cash, deferred offering costs, accounts payable and accrued expenses, and advance deposit on equity units, approximate their respective fair value due to the short-term nature of these instruments.

Income Taxes

Income taxes are accounted for under the asset and liability method, as required by FASB ASC Topic 740, Income Taxes. The Company provides for foreign, federal, and state income taxes currently payable, as well as for those deferred due to timing differences between reporting income and expenses for financial statement purposes versus tax purposes and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. Deferred tax assets and liabilities are recognized for the future tax consequences attributed to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

SCOPUS BIOPHARMA INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies (Continued)

Income Taxes (Continued)

The effect of a change in income tax rates is recognized as income or expense in the period that includes the enactment date. The Company and VSI file a consolidated U.S. federal and combined New York State and New York City income tax return, and SBI files a foreign income tax return with the Israel Tax Authority.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. There were no uncertain tax positions as of December 31, 2019 and 2018.

Stock-Based Compensation

The Company accounts for share-based payments in accordance with ASU 2018-07—Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, as of January 1, 2018 to account for non-employee stock-based compensation in accordance with FASB ASC Topic 718, Stock Compensation (which previously included only share-based payments to employees and non-employee directors). Under the guidance, the fair value of share-based payments granted to non-employees are no longer required to be re-measured each reporting period over the vesting term. The Company measures and records compensation expense related to share-based payment awards based on the grant date fair value using the Black-Scholes option pricing model. Forfeitures are recognized when they occur. The Company calculates the fair value of options granted using the Black-Scholes option-pricing model using the following assumptions:

Expected Volatility – Due to the lack of substantial company-specific historical and implied volatility data of its common stock, the Company has based its estimate of expected volatility on the historical volatility of a group of similar public companies. When selecting these companies on which it has based its expected stock price volatility, the Company selected companies with comparable characteristics to it, including enterprise value, risk profiles, position within the industry and with historical share price information sufficient to meet the expected term of the stock-based awards. The Company will continue to apply this process until a sufficient amount of historical information regarding the volatility of its own stock price becomes available.

Expected Term – The expected term of the Company’s options represents the period that the stock-based awards are expected to be outstanding. The Company has limited historical data upon which it can estimate the expected lives of the share-based payment awards and accordingly has used the simplified method allowable under SEC Staff Accounting Bulletin Topic 14 for employee holders and the contractual term for non-employee holders.

Risk-Free Interest Rate – The risk-free interest rate is based on the implied yield currently available on US Treasury zero-coupon issues with a term that is equal to the expected term of the options at the grant date.

Dividend Yield – The Company has not declared or paid dividends to date and does not anticipate declaring dividends in the foreseeable future. As such, the dividend yield has been estimated to be zero.

SCOPUS BIOPHARMA INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies (Continued)

Net Loss Per Share

Basic net loss per common share attributable to common shareholders is calculated by dividing net loss attributable to common shareholders by the weighted average number of common shares outstanding for the year. Since the Company was in a loss position for all years presented, basic net loss per share is the same as dilutive net loss per share as the inclusion of all potential dilutive common shares which consist of stock options and warrants, would be anti-dilutive.

JOBS Act Accounting Election

The Company is an “emerging growth company”, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has irrevocably elected to avail itself of this exemption from new or revised accounting standards, and, therefore, will not be subject to the same new or revised accounting standards as public companies that are not emerging growth companies.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The FASB issued this update to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The guidance of ASU 2016-02 is effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within that reporting period, and for all other entities, the amendments are effective for fiscal years beginning after December 15, 2020, and interim periods within that reporting period. The Company does not currently hold any leases and therefore its adoption of ASU 2016-02 is not expected to have a material impact on the consolidated financial statements.

In July 2017, the FASB issued ASU 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480) and Derivatives and Hedging (Topic 815): I. Accounting for Certain Financial Instruments with Down Round Features; II. Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception (“ASU 2017-11”). Part I of this update addresses the complexity of accounting for certain financial instruments with down round features. Down round features are features of certain equity-linked instruments (or embedded features) that result in the strike price being reduced on the basis of the pricing of future equity offerings. Current accounting guidance creates cost and complexity for entities that issue financial instruments (such as warrants and convertible instruments) with down round features that require fair value measurement of the entire instrument or conversion option. Part II of this update addresses the difficulty of navigating Topic 480, Distinguishing Liabilities from Equity, because of the existence of extensive pending content in the FASB Accounting Standards Codification. This pending content is the result of the indefinite deferral of accounting requirements about mandatorily redeemable financial instruments of certain nonpublic entities and certain mandatorily redeemable noncontrolling interests. The amendments in Part II of this update do not have an accounting effect.

SCOPUS BIOPHARMA INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements (Continued)

The amendments in Part I of this ASU are effective for public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. For all other entities, the amendments in Part I of this Update are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted. The Company’s early adoption of ASU 2017-11 on January 1, 2019 did not have a material impact on the consolidated financial statements.

The Company, an emerging growth company, has elected to take advantage of the benefits of the extended transition period provided for in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards, which allows the Company to defer adoption of certain accounting standards until those standards would otherwise apply to private companies unless otherwise noted.

The Company has reviewed other recent accounting pronouncements and concluded they are either not applicable to the business or no material effect is expected on the consolidated financial statements as a result of future adoption.

3.	Proposed Public Offering

The Company is undertaking a proposed public offering of its securities (the “Proposed Public Offering”). The Company intends to seek a trading market for its securities on an exchange, OTC Market, or alternative trading venue.

4.	Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following as of:

	December 31, 2019	December 31, 2018
Professional fees	$559,706	$30,550
Due to affiliate	645	18,923
Patent license fees	36,719	36,717
Management services fees and expenses	70,197	27,766
Other accounts payable and accrued expenses	187,274	-

Total accounts payable and accrued expenses	$854,541	$113,956

Amounts due to affiliate includes expenses incurred by HCFP LLC on behalf of the Company (see Note 8, Related Party Transactions).

 SCOPUS BIOPHARMA INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.	Commitments and Contingencies

Agreement Related to Intellectual Property Rights

In July 2017, VSI as “Licensee” entered into a Patent License Agreement (the “Patent License Agreement”) with The U.S. Department of Health and Human Services, as represented by the National Institute on Alcohol Abuse and Alcoholism (“NIAAA”) and the National Institute on Drug Abuse (“NIDA”) of the National Institutes of Health (“NIH”), (collectively “Licensor”). In the course of conducting biomedical and behavioral research, the Licensor developed inventions that may have commercial applicability. The Licensee acquired commercialization rights to certain inventions in order to develop processes, methods, or marketable products for public use and benefit.

Upon execution of the Patent License Agreement, VSI paid the Licensor an aggregate of $121,040, which included an upfront non-refundable fee of $50,000 and $71,040 for certain patent expenses incurred by the Licensor prior to the execution of the Patent License Agreement relating to patent applications. The Company determined that the Patent License Agreement did not meet the definition of a business pursuant to the guidance prescribed in FASB ASC Topic 805, Business Combinations, as the transaction principally resulted in the acquisition of intellectual property rights only. In this regard, the Company did not acquire any employees or tangible assets, or any processes, protocols, or operating systems. Additionally, at the time of the transaction, there were no activities being conducted related to the licensed patents. The Company recognized as expense the acquired intellectual property rights as of the transaction date on the basis that the costs of an intangible asset purchased from others for use in a research and development activity for which there are no alternative future uses are recorded as research and development expense at the time such costs are incurred. In addition, patent fee reimbursement under the Patent license agreement was $25,920 and $25,918 for the years ended December 31, 2019 and 2018, respectively, and are included in “Research and development” expenses in the accompanying consolidated statements of comprehensive loss.

Pursuant to the terms of the Patent License Agreement, VSI is required to make minimum annual royalty payments of $25,000, with the first payment due on January 1, 2019. The Company paid the first annual payment of $25,000 in January 2019, which is included in “Research and development” expenses in the accompanying consolidated statements of comprehensive loss. Subsequent minimum annual royalty payments are due and payable on January 1 of each calendar year and shall be credited against any earned royalties due for sales made in that year, throughout the term of the Patent License Agreement. The Company paid the second annual payment of $25,000 in December 2019, which is included in “Prepaid expenses” in the accompanying consolidated balance sheets. The Patent License Agreement also provides for payments from VSI to the Licensor upon the achievement of certain product development and regulatory clearance milestones, as well as royalty payments on net sales upon the commercialization of products developed utilizing the licensed patents. Through December 31, 2019, the Licensor has not achieved any milestones and therefore VSI has not made any milestone payments.

SCOPUS BIOPHARMA INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.	Commitments and Contingencies (Continued)

Agreement Related to Intellectual Property Rights (Continued)

VSI is obligated to pay earned royalties based on a percentage of net sales, as defined in the Patent License Agreement, of licensed product throughout the term of the Patent License Agreement. Since April 18, 2017 (inception) through December 31, 2019, there have been no sales of licensed products. In addition, VSI is also obligated to pay the Licensor additional sublicensing royalties on the fair market value of any consideration received for granting each sublicense. Through December 31, 2019, VSI has not entered into any sublicensing agreements and therefore no sublicensing consideration has been paid to Licensor.

Cooperative Research and Development Agreement

Effective January 11, 2018, VSI signed a two-year Cooperative Research and Development Agreement (the “CRADA Agreement”) with the NIH for preclinical testing relating to the Patent License Agreement described above. The term of the CRADA Agreement can be extended, beyond the initial two-year term, by agreement in writing by both parties. Pursuant to the terms of the CRADA Agreement, each party will provide scientific staff and other support necessary to conduct the research and other activities described in the research plan. Funds provided by VSI pursuant to the terms of the CRADA Agreement will be used by the NIH to acquire technical, statistical, and administrative support for the research activities, as well as pay for supplies and travel expenses.

Effective October 31, 2018, VSI and NIH amended the CRADA Agreement to defer funding for year two subject to additional testing by NIH and approval of the results by VSI. Subsequently, on May 6, 2019, VSI and NIH entered into a second amended agreement to proceed with the second year of the agreement pursuant to an updated research plan. On May 7, 2019, the Company made the first of two equal payments of $55,870 to NIH.

Total expenses incurred in connection with the CRADA Agreement for the years ended December 31, 2019 and 2018 amounted to $80,701 and $130,000, respectively, and are included in “Research and development” expenses in the accompanying consolidated statements of comprehensive loss.

Memorandums of Understanding

Effective July 28, 2018, SBI entered into two Memorandums of Understanding (“MOUs”) with Yissum Research Development Company (“Yissum”) of the Hebrew University of Jerusalem Ltd. (“Hebrew University”). Pursuant to the terms of the MOUs, SBI shall provide funding for research and development studies to be performed by researchers at Hebrew University in the areas of cannabinoid therapeutics and cannabinoid synthesis over a two-year period. Funds provided by SBI pursuant to the terms of MOUs will be used by the researchers at Hebrew University to acquire technical, statistical, and administrative support for the research activities, as well as pay for supplies. SBI has the exclusive right to license the study results by providing written notice to Yissum during the respective study periods or within 60 days of the studies’ completion. Upon providing such notice, SBI and Yissum shall negotiate a license agreement for the commercial development and exploitation of the study results. SBI shall be entitled to reimbursement of the amounts funded for the research and development studies and patent prosecution costs, if any, in the event Yissum enters into a license agreement with a third party, subject to certain conditions.

SCOPUS BIOPHARMA INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.	Commitments and Contingencies (Continued)

Memorandums of Understanding (Continued)

The fees incurred in connection with these MOU’s for the years ended December 31, 2019 and 2018 amounted to $215,740 and $62,187, respectively, and are included in “Research and development” expenses in the accompanying consolidated statements of comprehensive loss. The Company also recorded a prepaid expense of $29,646 and $103,044 in connection with these MOU’s which are included in “Prepaid expenses” in the accompanying consolidated balance sheets as of December 31, 2019 and 2018, respectively.

Effective March 5, 2019, the Company entered in a license agreement with Yissum with respect to the results of the research relating to the combination of cannabidiol with approved anesthetics as a potential treatment for the management of pain. Under the license agreement, the Company is obligated to pay earned royalties based on a percentage of net sales, as defined in the license agreement, including net sales generated from sub-licensees. In addition, the Company will be obligated to make payments upon the achievement of certain clinical development and product approval milestones. From March 5, 2019 through December 31, 2019, there have been no sales of licensed products by the Company nor has the Company entered into any sub-licensing agreements. Further, none of the milestones in the agreement have been reached and therefore as of December 31, 2019, there is no obligation to make any milestone payments.

Effective August 8, 2019, the Company entered into a second license agreement with Yissum with respect to the research results relating to the synthesis of novel cannabinoid dual-action compounds and novel chemical derivatives of cannabigerol and tetrahydrocannabivarin. Under this license agreement, the Company is required to pay earned royalties based upon a percentage of net sales at one percentage for regulated products and a lesser percentage for non-regulated products. The Company is obligated to pay development milestone payments tied to regulated products totaling $1,225,000 in the aggregate and $100,000 for non-regulated products in the aggregate. None of the milestones in the agreement have been reached and therefore as of December 31, 2019 there is no obligation to make any milestone payments.

Legal Proceedings

The Company is not a party to any litigation and does not have contingency reserves established for any litigation liabilities. Notwithstanding, legal proceedings are subject to inherent uncertainties, and an unfavorable outcome, if such event were to occur, could include monetary damages and could result in a material adverse impact on the Company’s business, financial position, results of operations, and cash flows.

SCOPUS BIOPHARMA INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.	Stockholders’ Equity

Preferred Stock

The Company is authorized to issue 20,000,000 shares of preferred stock with a par value of $0.001 per share with such designation, rights and preferences as may be determined from time-to-time by the Company’s board of directors. All 20,000,000 shares remained unissued as of December 31, 2019.

Authority is expressly vested in the board of directors to authorize the issuance of one or more series of preferred stock.

Common Stock

The Company is authorized to issue 50,000,000 shares of common stock with a par value of $0.001 per share. The number of authorized shares of common stock may be increased or decreased (but not below the number of shares of common stock then outstanding) by an affirmative vote of the holders of a majority of the common stock.

On June 1, 2017, the Company issued 10,000,000 shares of its common stock at a price of $0.001 per share to HCFP II LLC (“HCFP II”), an affiliated entity, as founders’ stock, for an aggregate purchase price of $10,000. On June 2, 2017, HCFP II transferred such shares to other affiliated entities.

In December 2017 and January 2018, the Company issued a total of 361,518 and 138,482 shares, respectively, at a price of $1.00 per share, resulting in net proceeds of $355,122 and $128,040, respectively, after issuance costs.

The powers, preferences and rights of the holders of the common stock are junior to the preferred stock and are subject to all the powers, rights, privileges, preferences and priorities of the preferred stock. The holder of each share of common stock shall have the right to one vote per share. Each holder of common stock shall be entitled to receive dividends and distributions (whether payable in cash or otherwise) as declared by the board of directors of the Company, subject to the rights of any class of preferred stock outstanding. In the event of any liquidation, dissolution or winding-up of the Company (whether voluntary or involuntary), the assets available for distribution to holders of common stock will be in equal amounts per share.

SCOPUS BIOPHARMA INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.	Stockholders’ Equity (Continued)

Equity Units

On July 20, 2018, the Company offered up to 266,667 units at a price of $1.50 per unit (the “$1.50 Units”) in a private placement transaction. During the first quarter of 2019, the Company increased the private offering of $1.50 Units to 1,000,000 units, on the same terms. Each $1.50 Unit is comprised of one share of the Company’s common stock and two warrants (“$1.50 Unit Warrants”). Each $1.50 Unit Warrant is exercisable for one share of the Company’s common stock at a price of $1.00 per share, expires on July 31, 2023, and carries a mandatory exchange feature as described in the relevant warrant subscription agreement. The exercise price is not subject to adjustment, except in the event of stock dividends and stock splits. Further, in the event of a Fundamental Transaction, as defined in the agreement, the holders can participate pari passu with common stockholders in the consideration paid by an acquirer for the Company’s shares. The Company issued a total of 266,667 $1.50 Units in 2018 resulting in net proceeds of $390,930 after issuance costs. The Company received $24,008 in 2018 relating to 16,005 $1.50 Units which were subsequently issued in January 2019 following the increase in number of $1.50 Units offered. The Company recorded the $24,008 as an advance deposit on equity units as of December 31, 2018 which was reclassified to equity upon issuance of the applicable $1.50 Units in January 2019.

During the year ended December 31, 2019, the Company sold an additional 717,328 $1.50 Units (excluding the 16,005 $1.50 Units that were issued in January 2019 related to the advance deposits received in 2018 for such $1.50 Units) resulting in net proceeds of $1,071,230 after issuance costs.

The holders of the $1.50 Unit Warrants discussed above have the same rights to receive dividends or other distribution of assets as the holders of common stock. As such, these $1.50 Unit Warrants are considered participating securities under the two-class method of calculating the net loss per share. The Company has incurred net losses to date, and as the holders of these $1.50 Unit Warrants are not contractually obligated to share in the losses, there is no impact on the Company’s net loss per share calculation for the years presented.

On May 6, 2019, pursuant to the terms of the $1.50 Unit Warrants, the Company provided a Notice of Trigger Date to the holders of its $1.50 Unit Warrants informing such holders that the deadline to exercise their $1.50 Unit Warrants at an exercise price of $1.00 per share was May 16, 2019 (the "Trigger Date"). Any $1.50 Unit Warrants not exercised by the Trigger Date will automatically become identical to and of the same class as the warrants to be issued by the Company in the Proposed Public Offering, as more fully described below. A total of 858,855 $1.50 Unit Warrants were exercised in connection with such notice generating $858,855 in proceeds for the Company.

On June 11, 2019, the Company offered up to 200,000 units at a price of $3.00 per unit in a private placement transaction (the "$3.00 Units"). Each $3.00 Unit is comprised of one share of the Company’s common stock and two warrants ("$3.00 Unit Warrants"). Each $3.00 Unit Warrant shall be identical to and be of the same class as the warrants to be issued in the Proposed Public Offering, as more fully described below. Through December 31, 2019, the Company issued 150,169 of the $3.00 Units resulting in net proceeds of $330,132 after issuance costs.

SCOPUS BIOPHARMA INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.	Stockholders’ Equity (Continued)

Series X Warrants

On December 10, 2019, the Company offered up to 1,000,000 Series X warrants (“X Warrants”) at a price of $0.50 per X Warrant in a private placement transaction (“December 2019 Private Placement”). Through December 31, 2019, the Company issued 500,000 of the X Warrants resulting in net proceeds of $138,432 after issuance costs. On January 9, 2020, the Company issued an additional 4,000 of the X Warrants and the issuance of these X Warrants resulted in $2,000 of additional proceeds net of issuance costs.

In April 2020, the Company amended the terms of its December 2019 Private Placement (“Amended Private Placement”) to issue convertible promissory notes (the “Notes”) in an initial principal amount of up to $1,000,000 with an annual interest rate of 10% and scheduled maturity on the earlier of July 31, 2021 or a change of control of the Company (the “Maturity Date”). Prior to the Maturity Date, the holder may convert each $1.00 of initial principal amount of Notes purchased into X Warrants at a conversion price of $0.50 per X Warrant. In addition, for each $1.00 of initial principal amount of Notes purchased, investors will receive one X Warrant. As part of the issuance of the Notes, investors who purchased X Warrants in the December 2019 Private Placement prior to the amendment of its terms described herein may elect to surrender two X Warrants for the purchase of $1.00 initial principal amount of the Notes. Further, the Company issued convertible promissory notes with an aggregate principal amount of $436,230 and 436,230 X Warrants in a direct offering, on the same terms as the Amended Private Placement (the “Company Direct Offering”), for $187,500 in cash and the balance as consideration of legal services rendered. An additional 100,000 X Warrants were also issued in connection with such legal services.

Each X Warrant shall automatically become identical to and of the same class as the Series W Warrants to be offered in the Company's Proposed Public Offering, the definitive terms of which will not be established until the initial issuance of such W Warrants in connection with the Proposed Public Offering. Each W Warrant is expected to be exercisable for one Series B Unit (“Series B Unit”) for a five-year period from October 1, 2021 to September 30, 2026 at a price of $4.00. Each Series B Unit is comprised of one share of the Company’s common stock and one Series Z warrant (“Z Warrant”). Each Z Warrant is expected to be exercisable for one share of common stock for a five-year period from July 1, 2022 to June 30, 2027 for a price of $5.00 per share.

Yissum Warrants

On October 3, 2018, the Company issued a warrant to Yissum, entitling Yissum to purchase up to 450,000 shares (“Warrant Shares”) of the Company’s common stock at an exercise price of $1.50 per share of common stock and which warrant expires on October 3, 2025. This warrant was issued as consideration to Yissum in connection with the execution of the MOUs (see Note 5). Upon issuance of this warrant, it was immediately exercisable for 50,000 Warrant Shares. Additional Warrant Shares vest upon the execution of license agreements within a specified number of days upon notice by the Company of its intent to enter into such license agreements. The Company determined that as of December 31, 2018, it was probable that the Company would enter into at least one license agreement. Accordingly, for the year ended December 31, 2018, the Company recognized compensation expense for the 50,000 Warrant Shares that were immediately exercisable upon issuance of the warrant and 50,000 Warrant Shares relating to the probable execution of a license agreement.

SCOPUS BIOPHARMA INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.	Stockholders’ Equity (Continued)

Yissum Warrants (Continued)

Effective March 5, 2019 and August 8, 2019, the Company entered into separate license agreements with Yissum with respect to the results and intellectual property generated from research being conducted at Hebrew University under one of the MOUs (see Note 5). As a result of the first and second license agreements being executed within a specified period after notice, the Company recognized compensation expense in connection with the vesting of an additional 50,000 and 100,000 Warrant Shares, respectively.

The estimated fair value of the Yissum Warrants at grant date was $0.59 per Warrant Share, calculated using Black-Scholes option pricing model using the following assumptions; fair value of underlying common stock of $1.00, contractual life of 7 years; risk free interest rate of 3.06%; volatility of 68%, and dividend yield of 0%. There has been no history of dividend payments and there are no expectations of dividend payments during the next several years.

The Company recognized compensation expense related to Warrant Shares of $89,151 and $59,434 for the years ended December 31, 2019 and 2018, respectively, which is included in “Research and development” expenses in the accompanying consolidated statements of comprehensive loss.

The table below summarizes all warrant activity for the year ended December 31, 2019:

		Weighted-
		Average
		Exercise
	Warrants	Price
Outstanding at December 31, 2018	983,334	$1.23
Granted	2,267,004	2.06
Exercised	(858,855)	1.00
Forfeited	-	-

Outstanding at December 31, 2019	2,391,483	$2.10
Warrants exercisable at December 31, 2019	1,391,145	$1.09

As of December 31, 2019, the remaining contractual term of the outstanding warrants was 6.15 years.

7.	Stock Options

Effective September 24, 2018, the Company approved the Scopus BioPharma Inc. 2018 Equity Incentive Plan (the “Plan”), and reserved 1,000,000 shares of the Company’s common stock, for issuance under the Plan, which, effective as of August 1, 2019, was increased to 2,400,000 shares. The stock options shall be granted at an exercise price per share equal to at least the fair market value of the shares of common stock on the date of grant and generally vest over a three-year period.

SCOPUS BIOPHARMA INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.	Stock Options (Continued)

The assumptions used to calculate the fair value of stock options granted is as follows:

	Years ended December 31,
	2019	2018
Weighted average common stock price	$2.00	$1.00
Expected dividend rate	0%	0%
Expected option term (years)	6.0-10.0	6.0-10.0
Weighted average expected stock price volatility	87%	68%
Risk-free interest rate	1.6%-2.1%	3.2%

Stock option activity is summarized as follows for December 31, 2019:

		Weighted-	Weighted-
	Number	Average	Average
	of Stock	Exercise	Grant Date
	Options	Price	Fair Value
Outstanding at December 31, 2018	175,000	$1.50	$0.70
Granted	425,000	$3.00	$1.41
Exercised	-	-	-
Forfeited	-	-	-
Outstanding at December 31, 2019	600,000	2.56	1.21
Vested and exercisable at December 31, 2019	132,138	$2.17	$1.43
Unvested at December 31, 2019	467,862	$2.67	$1.14

Stock-based compensation associated with vesting options was $124,498 and $10,210 for the years ended December 31, 2019 and 2018, respectively, and is included in “General and administrative” expenses in the accompanying consolidated statements of comprehensive loss. As of December 31, 2019, total unrecognized stock-based compensation expense of $588,331 is expected to be recognized over the remaining weighted-average term of 2.49 years.

8.	Related Party Transactions

On September 1, 2017, the Company entered into a management services agreement, as amended, with HCFP/Strategy Advisors LLC (“HCFP/Strategy Advisors”), an affiliated entity, to provide management services to the Company including, without limitation, financial and accounting resources, general business development, corporate development, corporate governance, marketing strategy, strategic development and planning, coordination with service providers and other services as agreed upon between the parties. The Company pays HCFP/Strategy Advisors a monthly management services fee plus related expense reimbursement.

This management services agreement was in effect for a period of one year and was automatically renewable for successive one-year terms unless terminated prior to the end of such term as set forth in the management services agreement.

Effective January 9, 2018, HCFP/Strategy Advisors assigned its management services agreement with the Company to HCFP/Portfolio Services LLC (“HCFP/Portfolio Services”), an affiliated entity.

SCOPUS BIOPHARMA INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.	Related Party Transactions (Continued)

Effective July 1, 2018, the Company amended the management services agreement with HCFP/Portfolio Services to include an additional monthly fee of $1,500 for the provision of office space and facilities to the Company, which was subsequently increased to $3,000 effective May 1, 2019. Effective January 1, 2019 the monthly management services fee was increased from $10,000 to $25,000 per month and effective July 1, 2019, this fee was increased to $40,000 per month.

For the years ended December 31, 2019 and 2018, the Company incurred expenses of $420,000 and $129,000, respectively, related to this management services agreement which are included in “General and administrative” expenses in the accompanying consolidated statements of comprehensive loss. At December 31, 2019, the amount prepaid to HCFP/Portfolio Services was $40,000 and is included in “Prepaid expenses” on the accompanying consolidated balance sheets. At December 31, 2018, the amount due to HCFP/Portfolio Services was $10,000 and is included in “Accounts payable and accrued expenses” on the accompanying consolidated balance sheets.

On September 1, 2017, the Company entered into a management services agreement, as amended, with Clil Medical Ltd. (“Clil”) for Morris C. Laster, M.D., the sole principal of Clil, to serve as the Company’s Chief Executive Officer. The Company shall pay Clil a monthly management services fee, plus related expense reimbursements. This agreement was in effect for a period of one year and is automatically renewable for successive one-year terms unless terminated prior to the end of such term as set forth in the management services agreement. Effective January 1, 2019 the monthly management services fee was increased from $10,000 to $25,000 per month. For the years ended December 31, 2019 and 2018, the Company incurred expenses of $301,442 and $127,143, respectively, related to this management services agreement which are included in “General and administrative” expenses in the accompanying consolidated statements of comprehensive loss. At December 31, 2019 and 2018, the total amounts due to Clil were $70,197 and $17,766, respectively, and are included in “Accounts payable and accrued expenses” on the accompanying consolidated balance sheets.

From time to time, HCFP LLC, an affiliated entity, pays certain expenses on behalf of the Company, which are subsequently reimbursed by the Company. At December 31, 2019 and 2018, the Company had a net payable to this affiliate in the amount of $645 and $18,923, respectively, which is included in “Accounts payable and accrued expenses” in the accompanying consolidated balance sheets.

During the year ended December 31, 2019, the Company expensed and paid HCFP/Strategy Advisors an aggregate of $200,000 for strategy advisory and consulting services related to analyses of the cannabinoid therapeutic industry, including an analysis of the legal and regulatory landscape for cannabis and cannabis-related products including, but not limited to, cannabinoid therapeutics, potential compounds available for licensing opportunities and arrangements, and optimal regulatory pathways, which is included in “General and administrative” expenses in the accompanying consolidated statements of comprehensive loss.

On March 28, 2019, the Company entered into an agreement with HCFP/Capital Markets LLC (“Capital Markets”), an affiliated entity, to serve as the exclusive placement agent in a private offering of the Company’s securities (the $3.00 Units – see Note 6). For the year ended December 31, 2019, the Company paid Capital Markets $95,051 for certain documentation and placement fees and a non-accountable expense allowance for such services in accordance with the terms of the related agreement.

SCOPUS BIOPHARMA INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.	Related Party Transactions (Continued)

On December 10, 2019, the Company entered into an agreement with Capital Markets to serve as the exclusive placement agent in a private offering of the Company’s securities (the December 2019 Private Placement or Amended Private Placement, as the case may be – see Note 6). HCFP/Direct Investments LLC (“Direct Investments”), an affiliated entity, purchased 224,000 X Warrants in the December 2019 Private Placement on the same terms as the non-affiliated investors. The Company shall pay placement agent fees and a non-accountable expense allowance for such services in accordance with the terms of the related agreement. For the year ended December 31, 2019, the Company incurred expenses of $25,000 in connection with this agreement and paid Capital Markets $18,500. As of December 31, 2019, the total amount due to Capital Markets was $6,500 and is included in “Accounts payable and accrued expenses” on the accompanying consolidated balance sheet.

In January and February 2020, Direct Investments advanced a total of $47,430 to the Company. On February 26, 2020, the Company repaid such advances in full in an amount equal to $47,698, including $268 in interest.

On April 9, 2020, one of the Company’s directors invested $7,500 in the convertible promissory notes issued as part of the Company Direct Offering.

9.	Income Taxes

The components of the income tax benefit are as follows:

	For the years ended December 31,
	2019	2018
Current:
Federal, State, and Foreign	$-	$-
Deferred:
Federal	519,147	143,858
State and local	253,681	93,172
Foreign	66,458	18,692

Total taxes deferred	839,286	255,722

Valuation allowance	(839,286)	(255,722)

Net deferred tax	$-	$-

SCOPUS BIOPHARMA INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.	Income Taxes (Continued)

The reconciliation of the provision for income taxes at the federal statutory rate of 21% to the actual tax expense or benefit for the applicable years were as follows:

	For the years ended December 31,
	2019	2018
Statutory Federal tax	$(564,889)	$(144,053)
Meals and entertainment	10,909	195
Stock-based compensation	11,585	-
Non-deductible expenses	28,424	-
State and local taxes	(252,605)	(93.172)
Foreign taxes	(71,475)	(18,692)
Other	(1,235)	-
Change in valuation allowance	839,286	255,722

Income tax expense (benefit)	$-	$-

Deferred tax assets and liabilities consist of the following:

	December 31,
	2019	2018
Deferred tax assets:
Start-up costs	$33,848	$36,451
Patents	71,585	59,176
Non-qualified stock options	78,920	24,093
Net operating losses	908,401	208,437
OCI – Unrealized foreign exchange loss	11,573	3,308
Foreign research costs	29,610	8,683
Foreign net operating loss	55,540	10,009

Total deferred tax assets	1,189,477	350,159

Deferred tax liabilities
Fixed assets	(32)	-

Valuation allowance	(1,189,445)	(350,159)

Net deferred tax assets	$-	$-

 SCOPUS BIOPHARMA INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.	Income Taxes (Continued)

The Company has available approximately $11,000 of U.S. net operating loss carryovers which expire by 2037, and $2,853,000 and $241,500 of Federal US and foreign net operating losses carryovers, respectively, with indefinite lives. In addition, the Company has available approximately $2,863,000 of state net operating loss carryovers that begin to expire in 2037. ASC 740 requires a “more likely than not” criterion be applied when evaluating the realization of a deferred tax asset. Management does not expect that it is more likely than not that the Company will generate sufficient taxable income in future years to utilize the deferred tax assets. Accordingly, the Company has recorded a full valuation allowance against the deferred tax assets.

As of December 31, 2019, the fiscal tax years 2017 through 2018 remain open to examination by the Internal Revenue Service. There are currently no federal tax examinations in progress.

Under the provisions of Section 382 of the Internal Revenue Code, net operating loss and other tax attributes may be subject to limitation if there has been a significant change in ownership of the Company, as defined by the Internal Revenue Code. Future owner or equity shifts, including an IPO, could result in limitations on net operating loss and credit carryforwards. The Company has not completed a study to assess whether a change of control has occurred or whether there have been multiple changes of control since the Company’s formation due to the significant complexity and cost associated with such study and because there could be additional changes in control in the future. As a result, the Company is not able to estimate the effect of the change in control, if any, on the Company’s ability to utilize net operating loss carryforwards.

10.	Subsequent Events

The Company has evaluated subsequent events through May 15, 2020, which is the date the consolidated financial statements were available to be issued. Any material subsequent events that occurred during this time have been properly recognized or disclosed in the consolidated financial statements and accompanying notes (see Note 6).

The Company has also considered the spread of the COVID-19 coronavirus outbreak, which the World Health Organization has declared a “Public Health Emergency of International Concern.” The COVID-19 outbreak is disrupting supply chains and affecting production and sales across a range of industries. The extent of the impact of COVID-19 on the Company’s operational and financial performance will depend on certain developments, including the duration and spread of the outbreak and its impact on the Company’s employees and vendors, all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact the Company’s financial condition or results of operations is uncertain.

EXHIBITS

Index to Exhibits.

2.1	Amended and Restated Certificate of Incorporation of the Registrant^
2.2	Amended and Restated By-laws of Registrant^
3.1	Form of Common Stock Certificate^
3.2	Form of W Warrant Certificate^^
3.3	Form of Warrant Agreement^^
3.4	Form of A Unit Certificate^^
3.5	Form of Warrant Issued to Yissum Research Development Corporation of the Hebrew University of Jerusalem, Ltd.^
3.6	Form of Company Direct Offering Securities Purchase Agreement
3.7	Form of Amended Private Placement Securities Purchase Agreement
3.8	Form of X Warrant
3.9	Form of Convertible Promissory Note
4.1	Form of Subscription Agreement^
6.1	Memorandum of Understanding for Dr. Alexander Binshtok research with Yissum Research Development Company Hebrew University of Jerusalem Ltd. dated as of July 28, 2018^+
6.2	Memorandum of Understanding for Dr. Dmitry Tsvelikhovsky with Yissum Research Development Company Hebrew University of Jerusalem Ltd. dated as of July 28, 2018^+
6.3	Cooperative Research and Development Agreement with the National Institutes of Health^+
6.4	Second Amendment to Cooperative Research and Development Agreement^+
6.5	Patent Health Service License Agreement with the National Institutes of Health^+
6.6	Research and License Agreement with Yissum Research Development Company of the Hebrew University of Jerusalem Ltd.^+
6.7	Form of Scientific Advisory Board Member Agreement^
6.8	Clil Medical Ltd. Management Services Agreement^
6.9	HCFP/Strategy Advisors LLC Management Services Agreement^
6.10	HCFP/Strategy Advisors LLC/Portfolio Services LLC Assignment Agreement
6.11	Amendment to HCFP/Portfolio Services LLC Management Services Agreement
6.12	Second Amendment to HCFP/Portfolio Services LLC Management Services Agreement
6.13	2018 Equity Incentive Plan^
6.14	Research and License Agreement with Yissum Research Development Company of the Hebrew University of Jerusalem Ltd.^+
6.15	Employment Agreement with Ashish P. Sanghrajka^
6.16	Transfer Agency and Registrar Services Agreement with Continental Stock Transfer & Trust Company dated as of July 24, 2019^^
11.1	Consent of Citrin Cooperman & Company, LLP
15.1	List of Subsidiaries^

^	Incorporated by reference to the registrant’s Form S-1 (SEC File No. 333-232189)
+	Portions of this exhibit have been omitted because it both (i) is not material and (ii) would be competitively harmful if publicly disclosed.
^^	Incorporated by reference to the registrant’s Form 1-A (SEC File No. 024-11137)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on May 15, 2020.

SCOPUS BIOPHARMA INC.

By:	/s/ Morris C. Laster, M.D.
Morris C. Laster, M.D.
Co-Chairman and Chief Executive Officer

Pursuant to the requirements of Regulation A, this annual report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Name	Position	Signature	Date

Morris C. Laster, M.D.	Co-Chairman, Chief Executive	/s/ Morris C. Laster, M.D.	May 15, 2020
Officer and Director (Principal Executive Officer)

Ashish P. Sanghrajka	President and Chief Financial Officer	/s/ Ashish P. Sanghrajka	May 15, 2020
(Principal Financial Officer and Principal Accounting Officer)

Joshua R. Lamstein	Co-Chairman and Director	/s/ Joshua R. Lamstein	May 15, 2020

Robert J. Gibson	Vice Chairman, Secretary, Treasurer	/s/ Robert J. Gibson	May 15, 2020
and Director

Ira Scott Greenspan	Director	/s/ Ira Scott Greenspan	May 15, 2020